UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

Millicom International Cellular S.A. acknowledges and agrees that the information in this Form 6-K shall be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, and may, subject to compliance with relevant rules and regulations, be incorporated by reference into subsequent filings made with the U.S. Securities and Exchange Commission.

INDEX TO EXHIBITS

Item
______

1.	Tigo Guatemala Companies Combined Financial Statements for the years ended December 31, 2020 and 2019

2.	Tigo Guatemala Companies Unaudited Interim Condensed Combined Financial Statements as of September 30, 2021 and December 31, 2020 and for the nine-months periods ended September 30, 2021 and 2020

3.	Millicom International Cellular S.A. Unaudited Pro Forma Condensed Combined Statement of Income for the year ended December 31, 2021

4.	Consent of Ernst & Young S.A.

Item 1

Tigo Guatemala Companies

Combined Financial Statements

For the years ended December 31, 2020 and 2019

January 22, 2022

INDEX TO COMBINED FINANCIAL STATEMENTS

Audited Combined Financial Statements of Tigo Guatemala Companies for the Years ended December 31, 2020 and 2019.

Audit Report on the Combined Financial Statements
Combined Income Statements for the years ended December 31, 2020 and 2019	6
Combined Statements of Comprehensive Income for the years ended December 31, 2020 and 2019	7
Combined Statements of Financial Position as of December 31, 2020 and 2019	8-9
Combined Statements of Cash Flows for the years ended December 31, 2020 and 2019	10
Combined Statements of Changes in Equity for the years ended December 31, 2020 and 2019	11
Notes to the Combined Financial Statements	12-52

Report of Independent Auditors

To the Shareholders and the Board of Directors of

Tigo Guatemala Companies

We have audited the accompanying combined financial statements of Tigo Guatemala Companies, which comprise the combined statements of financial position as of December 31, 2020 and 2019, and the related income statements and statements of comprehensive income, changes in equity and cash flows for the years then ended, and the related notes to the combined financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of the combined financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these combined financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the combined financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the combined financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the combined financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by Management, as well as evaluating the overall presentation of the combined financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

To the Shareholders and the Board of Directors of

Tigo Guatemala Companies

Opinion

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the combined financial position of Tigo Guatemala Companies at December 31, 2020 and 2019, and the combined results of its operations and its cash flows for the years then ended in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Ernst & Young

Ernst & Young, S.A.

Guatemala City, January 22, 2022

A-006-2022

Tigo Guatemala Companies - Combined Financial Statements

For the years ended December 31, 2020 and 2019

Combined Income Statements for the years ended December 31, 2020 and 2019

US$ ‘000	Notes	2020	2019
Revenue from contracts with customers	5	1,502,514	1,432,793
Cost of sales		(359,889)	(335,349)
Gross profit	5	1,142,625	1,097,444
Operating expenses		(364,749)	(350,472)
Depreciation & amortization		(237,064)	(226,662)
Other operating income (expenses), net		(3,566)	(6,773)
Operating profit	5	537,246	513,537
Interest expense	16	(114,296)	(90,051)
Interest and other financial income		18,951	24,496
Foreign exchange gain (loss), net		(8,199)	(6,865)
Profit before taxes		433,702	441,117
Charge for taxes, net	7	(83,231)	(78,418)
Net profit for the period		350,471	362,699

The accompanying notes are an integral part of these combined financial statements.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

Combined Statements of Comprehensive Income for the years ended December 31, 2020 and 2019

US$ ‘000	2020	2019
Net profit for the period	350,471	362,699
Other comprehensive income, net of tax:
Item that may be reclassified to the income statement in subsequent periods
Exchange differences on translation of operations to the US dollars reporting currency	(4,540)	2,695
Total comprehensive income for the period	345,931	365,394

The accompanying notes are an integral part of these combined financial statements.

Tigo Guatemala Companies - Combined Financial Statements

As of December 31, 2020 and 2019

Combined Statements of Financial Position as of December 31, 2020 and 2019

US$ ‘000	Notes	December 31, 2020	December 31, 2019
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	8	279,443	211,002
Property, plant and equipment, net	9	533,175	548,675
Right of use assets, net	10	214,785	238,812
Contract costs, net		2,146	2,438
Deferred tax assets	7	25,275	19,973
Amounts due from related parties	25	50,010	317,010
Income tax assets	7	4,134	6,651
Supplier advances for capital expenditure		7,327	4,623
Other non-current assets		2,793	2,989
TOTAL NON-CURRENT ASSETS		1,119,088	1,352,173

CURRENT ASSETS
Inventories	11	25,767	32,909
Trade receivables, net	12	51,748	45,538
Contract assets, net	12	58,333	65,111
Amounts due from related parties	25	367,447	338,419
Prepayments		3,803	3,737
Other current assets		23,812	18,604
Restricted cash	13	7,105	6,006
Cash and cash equivalents	13	188,542	189,130
TOTAL CURRENT ASSETS		726,557	699,454
TOTAL ASSETS		1,845,645	2,051,627

The accompanying notes are an integral part of these combined financial statements.

Tigo Guatemala Companies - Combined Financial Statements

As of December 31, 2020 and 2019

Combined Statements of Financial Position as of December 31, 2020 and 2019 (Continued)

US$ ‘000	Notes	December 31, 2020	December 31, 2019
EQUITY AND LIABILITIES
EQUITY
Share capital and premium	14	8,219	8,219
Equity contribution reserve		13,070	12,781
Other reserves		86,277	90,817
Retained earnings		471,791	483,817
TOTAL EQUITY		579,357	595,634

LIABILITIES
Non-current liabilities
Other debt and financing	16	413,404	929,208
Lease liabilities	2.23	205,255	221,976
Provisions and other non-current liabilities	21	51,018	49,900
Deferred tax liabilities	7	11,002	11,680
Total non-current liabilities		680,679	1,212,764

Current liabilities
Lease liabilities	2.23	24,035	20,592
Amounts due to related parties	25	367,095	14,353
Payables and accruals for capital expenditure	17	32,464	51,208
Trade payables	18	25,660	32,682
Accrued interest and other expenses	19	53,608	66,598
Current income tax liabilities	7	14,914	8,383
Contract liabilities	20	35,959	34,636
Provisions and other current liabilities	21	31,874	14,777
Total current liabilities		585,609	243,229
TOTAL LIABILITIES		1,266,288	1,455,993
TOTAL EQUITY AND LIABILITIES		1,845,645	2,051,627

The accompanying notes are an integral part of these combined financial statements.

Tigo Guatemala Companies - Combined Financial Statements

For the years ended December 31, 2020 and 2019

Combined Statements of Cash Flows for the year ended December 31, 2020 and 2019

US$ ‘000	Notes	December 31, 2020	December 31, 2019
Cash flows from operating activities
Profit before taxes		433,702	441,117
Adjustments to reconcile to net cash:
Interest expense		114,296	90,051
Interest and other financial income		(18,951)	(24,496)
Foreign exchange loss		8,199	6,865
Adjustments for non-cash items:
Depreciation and amortization	8,9,10	237,064	226,662
Loss on disposal and impairment of assets	5	3,146	4,734
Income tax risk provisions		—	1,232
Share-based compensation	15	289	738
		777,745	746,903
Increase in trade receivables, prepayments, contract assets and other current assets		(8,980)	(5,035)
Decrease/(increase) in inventories		6,896	(7,592)
Increase in trade payables, contract liabilities, and other payables		2,226	10,228
Changes in working capital		142	(2,399)
Interest paid on debt and other financing		(86,455)	(64,933)
Interest paid on leases		(20,259)	(19,189)
Interest received		17,337	22,414
Taxes paid		(81,675)	(78,803)
Net cash provided by operating activities		606,835	603,993
Cash flows from investing activities:
Purchase of property, plant and equipment	9	(179,323)	(156,891)
Purchase of intangible assets	8	(107,300)	(52,302)
Proceeds from sale of property, plant and equipment		326	355
Proceeds from sale of intangibles		11	686
Net increase in restricted cash		(1,099)	(212)
Net cash used by investing activities		(287,385)	(208,364)
Cash flows from financing activities
Debt and other financing		631,592	—
Repayment of debt and other financing		(798,632)	—
Loans granted to shareholders		(80,000)	(367,000)
Repayment of leases (capital component)		(25,867)	(24,647)
Income tax withheld on dividends paid	22	(18,061)	(15,482)
Payment of dividends	22	(21,718)	(13,110)
Net cash used by financing activities		(312,686)	(420,239)
Exchange losses on cash and cash equivalents, net		(7,352)	(344)
Net decrease in cash and cash equivalents		(588)	(24,954)
Cash and cash equivalents at the beginning of the year		189,130	214,084
Cash and cash equivalents at the end of the year		188,542	189,130

The accompanying notes are an integral part of these combined financial statements.

Tigo Guatemala Companies - Combined Financial Statements

For the years ended December 31, 2020 and 2019

Combined Statements of Changes in Equity for the years ended December 31, 2020 and 2019

US$ ‘000	Share capital (000's)	Equity Contribution Reserve (i) (000’s)	Other reserves (ii) (000’s)	Retained earnings (000’s)	Total equity (000's)
At January 1, 2019	8,219	12,043	88,122	430,691	539,075
Profit for the period…	—	—	—	362,699	362,699
Currency translation differences	—	—	2,695	—	2,695
Total comprehensive income for the period	—	—	2,695	362,699	365,394
Dividends	—	—	—	(309,573)	(309,573)
Share based compensation	—	738	—	—	738
At December 31, 2019	8,219	12,781	90,817	483,817	595,634
Profit for the period	—	—	—	350,471	350,471
Currency translation differences	—	—	(4,540)	—	(4,540)
Total comprehensive income for the period	—	—	(4,540)	350,471	345,931
Dividends (iii)	—	—	—	(362,497)	(362,497)
Share based compensation	—	289	—	—	289
At December 31, 2020	8,219	13,070	86,277	471,791	579,357

(i)	Equity contribution reserve is made up only of share-based compensation – see note 15.

(ii)	Other reserves include legal reserves of $86 million and currency translation differences for $4.5 million in 2020 (2019: $2.7 million). Legal reserves are not distributable.

(iii)	Dividends – see note 22.

The accompanying notes are an integral part of these combined financial statements.

Tigo Guatemala Companies - Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

Notes to the Combined Financial Statements for the year ended December 31, 2020

1.	ORGANIZATION

The combined financial statements are composed of ten companies (the “Combined Group”, “Tigo Guatemala”) as detailed in the table below:

Name of the company	Country

Comunicaciones Celulares, S.A.	Guatemala
Comunicaciones Corporativas, S.A.	Guatemala
Servicios especializados en Telecomunicaciones, S.A..	Guatemala
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala
Distribuidora Central de Comunicaciones, S.A.	Guatemala
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala
Servicios Innovadores de Comunicación y Entretenimiento, S.A..	Guatemala
Navega.com, S.A.	Guatemala
Cloud2Nube, S.A.	Guatemala

Intertrust SPV (Cayman) Limited, acting as trustee of the Comcel Trust, was a trust established and consolidated by Comunicaciones Celulares, S.A. for the purposes of the bond issued (refer to note 16). The Comcel Trust was not a separate legal entity under Cayman Islands law. Intertrust SPV (Cayman) Limited as Trustee carried out the purposes for which the Comcel Trust was established. All references herein to the Comcel Trust shall be construed as references to Intertrust SPV (Cayman) Limited acting as Trustee under the Declaration of Trust.

In January 2014, the Comcel Trust issued a bond of $800 million which is guaranteed by Comunicaciones Celulares, S.A. and is listed on the Luxembourg Stock Exchange. In accordance with IFRSs, the Comcel Trust is consolidated within the combined Tigo Guatemala.

With the proceeds of this bond, Comunicaciones Celulares, S.A. entered into a senior unsecured loan (“the Loan”) with Credit Suisse AG, Cayman Islands Branch. The proceeds of the bond were used by the Comcel Trust to purchase a 100% participation interest in the Loan pursuant to a credit and guarantee.

On November 18, 2020, Comcel Trust board of directors decided to redeem the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024. The redemption was officially announced on October 1st, 2020 at a redemption price equal to 102.292% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest of $16 million, resulting in an aggregate amount of $834 million settled on November 18, 2020. As a result of the redemption, the Comcel Trust was terminated on November 18, 2020 and thereupon removed from the Trust register.

To proceed with the early repayment of bondholders, the Combined Group was financed through a mix of shareholders´ loan for $350 million for one-year term with a fixed interest rate of 4% and loans with local banks for Q2,155 million (approximately $276.5 million) with terms ranging from three to seven years, and with an effective interest rate of 5.97%.

The Combined Group provides mobile and data telephony services, corporate solutions, fixed-line broadband, fixed-line telephone, cable TV and mobile financial services to retail and business customers in Guatemala.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

1.	ORGANIZATION (Continued)

All Tigo Guatemala have registered offices located at Km 9.5 Carretera a El Salvador, Plaza Tigo Sta. Catarina Pinula, Guatemala. They are owned jointly by Millicom Group (“MIC Group”), whose ultimate holding company is Millicom International Cellular S.A. (“MIC”) and by Miffin Associates Corp., together the “Combined Group owners”.

The Combined Group shareholders are Millicom Group and Miffin which own respectively 55% and 45% interests in each of the Tigo Guatemala. Those entities form one single business in substance as all of the entities have one single common management. The Combined Group is governed by a shareholders’ agreement.

The representatives to the Board of Directors (“Board”) of Comunicaciones Celulares, S.A. and the other Tigo Guatemala have authorized for issue these combined financial statements for local management purpose on January 22, 2022.

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES

2.1	Basis of preparation

The companies composing the Combined Group are all companies in the telecommunications sector which are all owned 55% by Millicom International II, N.V. and 45% by Miffin Associates Corp. Entities are fully combined from the date on which they are transferred to the Combined Group. They are de-combined from the date that relation ceases.

The combined financial statements of the Combined Group at December 31, 2020 and 2019 and for each of the two years in the period ended December 31, 2020, have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

As used in these notes to the combined financial statements, the terms “the Combined Group”, “the Group”, “the Company”, “we”, “us”, “our”, and similar terms refer to the Tigo Guatemala as described in note 1, unless the context indicates otherwise.

The combined financial statements are presented in US dollars and all values are rounded to the nearest thousand ($ '000) except when otherwise indicated. The combined financial statements have been prepared on a historical cost basis except for certain financial assets and liabilities that have been measured at fair value.

The preparation of financial statements in conformity with IFRSs requires management to exercise its judgment in the process of applying IFRS. It also requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Although these estimates are based on management’s best knowledge of current events and actions, actual results may ultimately differ from these estimates. Areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the combined financial statements are disclosed in note 3.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.2	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

On March 11, 2020, the World Health Organization declared the coronavirus outbreak a pandemic. Most countries globally, including Guatemala, reacted by implementing severe restrictions on travel and public gatherings, including the closing of offices, businesses, schools, retail stores and other public venues, and by instituting curfews or quarantines. These restrictions, as well as the dangers posed by the virus, produced a significant reduction in mobility and a severe disruption in global economic activity, the effect of which was felt in Guatemala beginning in mid-March 2020.

Impact on our business units

The government in Guatemala implemented restrictions beginning in mid-March, and these were generally maintained throughout the second and third quarters of 2020. As a result, many of our stores and distribution channels were forced to close temporarily and were gradually reopened. Our market experienced reductions in mobility during this period, and these disruptions impacted our service ability, however after the third quarter, product sales and services, have recovered.

Impact on accounting matters

As a consequence of this crisis, the Combined Group had identified potential significant accounting implications in the following areas:

• Impairment of non-financial assets/goodwill

The Combined Group has noticed reduced economic activity where it operates, however, no impairment indicators were identified. In addition, during the last quarters of 2020 showed performance indicators higher than those predicted thus confirming that impairment adjustments were not needed.

• Impairment of trade receivables

During the second quarter of 2020, and as a result of worsening collections, the Combined Group has recognized additional bad debt provisions for an amount of $1.5 million compared to the level of provisions recorded in the first quarter of 2020 (pre-pandemic level). However, collections have significantly improved during the last quarter of 2020 and the estimated credit losses levels have returned to their pre-pandemic level. As of December 31, 2020, the total estimated credit losses provision cover 100% of receivables overdue by more than 90 days.

• Revenue recognition

Revenue recognition has not had a significant impact and it is aligned to the accounting standards, Revenue recognized in the financial statements corresponds to the service provided to customers and for which the collection is certain, as per guidance stablished by IFRS 15.13.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.3	Combination

The combined entities and the combined financial statements have the same calendar year closing and use consistent accounting policies for each year presented. All intra-group balances, transactions, income and expenses, and profits and losses resulting from intra-group transactions are eliminated. Companies linked to one another by combination are integrated through the aggregation of accounts, in accordance with rules identical to those for full consolidation.

The acquisition method of accounting is used to account for acquisitions where there is a change in control (i.e. when the Combined Group owners obtain control over another entity or business). The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued, and liabilities incurred or assumed at the date of exchange. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. The excess of the cost of acquisition over the fair value of the Combined Group’s share of the identifiable net assets acquired is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the business acquired, the difference is recognized directly in the income statement. All acquisition related costs are expensed. Figures from entities entering into the combination are added to the figures of the existing combination at the time of the entry into the Combined Group.

2.4	Foreign currency translation

Functional and presentation currencies

Items included in the financial statements of each of the Combined Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The functional currency reflects the economic substance of the underlying events and circumstances of these entities. Given the purposes of the Combined Group’s combined financial statements, those are presented in U.S. dollars (the “presentation currency”) while the functional currency of all entities is the Guatemalan Quetzal.

The following table presents relevant currency translation rates to the U.S. dollar as of December 31, 2020 and 2019 and average rates for 2020 and 2019:

Country	Currency	2020 Average rate	2020Year-end rate	2019 Average rate	2019Year-end rate
Guatemala	Quetzal	7.73	7.79	7.71	7.70

Transactions and balances

Transactions denominated in a currency other than the functional currency are translated into the functional currency using exchange rates prevailing on transaction dates. Foreign exchange gains and losses resulting from the settlement of such transactions, and on translation of monetary assets and liabilities denominated in currencies other than the functional currency at year-end exchange rates, are recognized in the combined income statement, except when deferred in equity as qualifying cash flow hedges.

The effect of exchange rate changes on cash and cash equivalents held or due in a foreign currency is reported in the statement of cash flows in order to reconcile cash and cash equivalents at the beginning and end of the year.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.4	Foreign currency translation (Continued)

Translation into presentation currency

The results and financial position of all Combined Group entities are translated into US dollar as follows:

i)	Assets and liabilities are translated at the closing rate at the date of the statement of financial position;

ii)	Income and expenses are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

iii)	All resulting exchange differences are recognized as a separate component of equity (“Other reserves”).

When a combined entity is sold, exchange differences that were recorded in equity are recognized in the combined income statement as part of gain or loss on sale.

Goodwill and fair value adjustments arising on acquisition of a combined entity are treated as assets and liabilities of the foreign operation and translated at the closing rate.

2.5	Property, plant and equipment

Items of property, plant and equipment are stated at either historical cost or the lower of fair value less accumulated depreciation and accumulated impairment. Historical cost includes expenditure that is directly attributable to the acquisition of items. The carrying amount of replaced parts is derecognized.

Depreciation is calculated using the straight-line method over the shorter of the estimated useful life of the asset and the remaining life of the license associated with the assets, unless the renewal of the license is contractually possible.

Estimated useful lives are:

Buildings	40 years or lease period, if shorter
Networks (including civil works)	5 to 15 years
Other	2 to 7 years

The carrying values of property, plant and equipment are reviewed for impairment when events or changes in circumstances indicate that the carrying value may not be recoverable. The assets’ residual value and useful life is reviewed, and adjusted if appropriate, at each statement of financial position date. An asset’s carrying amount is written down immediately to its recoverable amount if the carrying amount is greater than its estimated recoverable amount.

Construction in progress consists of the cost of assets, labor and other direct costs associated with property, plant and equipment being constructed by the Combined Group. Once the assets become operational, the related costs are transferred from construction in progress to the appropriate asset category and depreciation commenced.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, when it is probable that future economic benefits associated with the item will flow to the Combined Group and the cost of the item can be measured reliably. Repairs and maintenance are charged to the income statement in the financial period in which they are incurred. Costs of major inspections and overhauls are added to the carrying value of property, plant and equipment and the carrying amount of previous major inspections and overhauls is derecognized.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.5	Property, plant and equipment (Continued)

A liability for the present value of the cost to remove an asset on both owned and leased sites is recognized when a present obligation for the removal exists (“asset retirement obligations”). The corresponding cost of the obligation is included in the cost of the asset and depreciated over the useful life of the asset.

Borrowing costs that are directly attributable to the acquisition or construction of a qualifying asset are capitalized as part of the cost of that asset when it is probable that such costs will result in future economic benefits for the Combined Group and the costs can be measured reliably.

2.6	Intangible assets

Intangible assets acquired separately are measured on initial recognition at cost. The cost of intangible assets acquired in a business combination is measured at fair value at the date of acquisition. Following initial recognition, intangible assets are carried at cost less any accumulated amortization and any accumulated impairment losses. Internally generated intangible assets, excluding capitalized development costs, are not capitalized and expenditure is charged to the combined income statement in the year in which expenditure is incurred.

Intangible assets with finite useful lives are amortized over their estimated useful economic lives using the straight-line method and assessed for impairment whenever there is an indication that the intangible asset may be impaired. The amortization period and the amortization method for intangible assets with finite useful lives are reviewed at least at each financial year-end. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the assets are accounted for by changing the amortization period or method, as appropriate, and treated as changes in accounting estimates. The amortization expense on intangible assets with finite lives is recognized in the combined income statement in the expense category consistent with the function of the intangible assets.

Goodwill

Goodwill represents the excess of cost of an acquisition, over the Combined Group owners’ share in the fair value of identifiable assets less liabilities and contingent liabilities of the acquired business at the date of the acquisition. If the fair value of identifiable assets, liabilities or contingent liabilities or the cost of the acquisition can only be determined provisionally, then the Combined Group initially accounts for goodwill using provisional values. Within twelve months of the acquisition date, the Combined Group then recognizes any adjustments to the provisional values once the fair value of the identifiable assets, liabilities and contingent liabilities and the cost of the acquisition have been finally determined. Adjustments to provisional fair values are made as if the adjusted fair values had been recognized from the acquisition date. Goodwill on acquisition of subsidiaries is included in “intangible assets, net”. Following initial recognition, goodwill is measured at cost less any accumulated impairment losses.

Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the carrying value may be impaired. Impairment losses on goodwill are not reversed.

For the purpose of impairment testing, goodwill acquired in a business combination is, from acquisition date, allocated to each of the Combined Group’s cash generating units or groups of cash-generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the Combined Group are assigned to those units or groups of units. Each unit or group of units to which the goodwill is allocated:

•	Represents the lowest level within the Combined Group at which the goodwill is monitored for internal management purposes; and

•	Is not larger than an operating segment.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.6	Intangible assets (Continued)

Impairment is determined by assessing the recoverable amount of the cash-generating unit (or group of cash-generating units), to which the goodwill relates. Where the recoverable amount of the cash-generating unit (or group of cash-generating units) is less than the carrying amount, an impairment loss is recognized. Where goodwill forms part of a cash-generating unit (or group of cash-generating units) and part of the operation within that unit is disposed of the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal. Goodwill disposed of in this manner is measured based on the relative values of the operation disposed and the portion of the cash-generating unit retained.

Programming and content rights

Programming and content master rights which are purchased which meet certain criteria are recorded at cost as intangible assets. The rights must be exclusive, related to specific assets which are sufficiently developed, and probable to bring future economic benefits and have validity for more than one year. Cost includes consideration paid or payable and other costs directly related to the acquisition of the rights and are recognized at the earlier of payment or commencement of the broadcasting period to which the rights relate.

Programming and content rights capitalized as intangible assets have a finite useful life and are carried at cost, less accumulated amortization and any accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of the rights over their estimated useful lives. The average useful lives of programming and content rights is five years.

Non-exclusive and programming and content rights for periods less than one year are expensed over the period of the rights.

Licenses

Licenses are recorded at either historical cost or, if acquired in a business combination, at fair value at the date of acquisition. Licenses were granted to the Combined Group for an initial term between 12 and 15 years. Licenses were all renewed for 20 years in December 2012 and January 2013. During 2020 new information was available to Management in connection with the acquisition and registration of new licenses triggering a re-assessment of the useful lives of existing licenses. From this analysis Management concluded that all frequency licenses are indefinite life assets; consequently, a change in the useful life’s estimation was made prospectively.

Based on the experience of the renewal of licenses, since it was confirmed that it is easily renewed at low cost; the main facts include:

•	The renewal involves an exclusively administrative procedure.

•	The cost of the renewal is insignificant.

•	The terms for which the frequency licenses have been granted are equal to the original terms

•	The technology used in broadcasting is not expected to be replaced by another technology at any time in the foreseeable future. Therefore, the license is expected to contribute to entity’s net cash inflows indefinitely

Consequently, the Combined Group have determined that, as of January 1, 2020, it is appropriate to assign the intangible assets that originated by frequency licenses granted by the SIT (Superintendence of Telecommunications), under the framework of the Telecommunications Law (Decree Legislative No. 94-96), an indefinite useful life. We will continue to monitor this assessment in future periods considering the regulatory environment.

The non-amortization shows a better pattern of use of the asset; therefore, the Combined Group ceased to amortize licenses starting January 1, 2020. Due to the change in the classification of frequency licenses as an indefinite life asset, the Combined Group conducted an impairment analysis and will continue to conduct an impairment analysis on an annual basis over these assets under IAS 36. As of December 31, 2020, no impairment was identified.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

Trademarks and customer bases

Trademarks and customer bases are recognized as intangible assets only when acquired or gained in a business combination. Their cost represents fair value at the date of acquisition. Trademarks and customer bases have finite useful lives and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the trademarks and customer bases over their estimated useful lives.

2.6	Intangible assets (Continued)

The estimated useful lives for trademarks and customer bases are based on specific characteristics of the market in which they exist. Trademarks and customer bases are included in “Intangible assets, net”.

Estimated useful lives are:

Trademarks	1 to 15 years
Customer bases	4 to 9 years

Indefeasible Rights-of-use (IRU)

Indefeasible rights-of-use assets are permanent contractual agreements that cannot be undone, for example rights to use cables, fibers or capacity. IRU contracts are usually long term, commonly lasting up to 30 years. Depending on the type of system, the Company might be buying exclusive use of one or more assets. Only lit fiber arrangements (wavelength) can be capitalized as intangible assets, subject to the fulfillment of the following criteria:

•	Fulfill the criteria defined by IAS 38 to qualify as an intangible asset (identifiable, measurable, controllable, generate future economic benefits);

•	The contract identifies the lit fiber (wavelength) which are for the exclusive use of the Group;

•	The service orders clearly include specification of the wavelength used;

•	The contract is for a duration of more than one year.

2.7	Impairment of non-financial assets

At each reporting date the Combined Group assesses whether there is an indication that an asset may be impaired. If any such indication exists, or when annual impairment testing for an asset is required, the Combined Group makes an estimate of the asset’s recoverable amount. The Combined Group determines the recoverable amount based on the higher of its fair value less cost to sell, and its value in use, for individual assets, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Where the carrying amount of an asset exceeds its recoverable amount, the asset is considered impaired and is written down to its recoverable amount. Where no comparable market information is available, the fair value less cost to sell is determined based on the estimated future cash flows discounted to their present value using a discount rate that reflects current market conditions for the time value of money and risks specific to the asset. The foregoing analysis also evaluates the appropriateness of the expected useful lives of the assets. Impairment losses of continuing operations are recognized in the combined income statement in expense categories consistent with the function of the impaired asset.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

At each reporting date an assessment is made as to whether there is any indication that previously recognized impairment losses may no longer exist or may have decreased. If such indication exists, the recoverable amount is estimated. Other than for goodwill, a previously recognized impairment loss is reversed if there has been a change in the estimate used to determine the asset’s recoverable amount since the last impairment loss was recognized. If so, the carrying amount of the asset is increased to its recoverable amount. The increased amount cannot exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognized for the asset in prior years. Such reversal is recognized in profit or loss. After such a reversal, the depreciation charge is adjusted in future periods to allocate the asset’s revised carrying amount, less any residual value, on a systematic basis over its remaining useful life.

2.8	Cash, cash equivalents and restricted cash

Cash and cash equivalents include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less. Cash held with banks related to mobile financial services which is restricted in use due to local regulations is denoted as restricted cash.

2.9	Deposits

Time deposits

Cash deposits with banks with maturities of more than three months that generally earn interest at market rates are classified as time deposits.

Pledged deposits

Pledged deposits represent contracted cash deposits with banks that are held as security for debts at corporate or operational entity level. The Combined Group is unable to access these funds until either the relevant debt is repaid, or alternative security is arranged with the lender. Such amounts are included within “other current assets” on the statement of financial position. As of 31 December 2019, there were no pledged assets. (note 16)

2.10	Trade receivables

Trade receivables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. From January 1, 2018, the Combined Group assesses, on a forward-looking basis, the expected credit losses. The impairment methodology applied depends on whether there has been a significant increase in credit risk. The Combined Group applies the simplified approach permitted by IFRS 9 Financial Instruments, which requires expected lifetime losses to be recognized from initial recognition of the trade receivables. The provision is recognized in the combined income statement within cost of sales.

2.11	Loans and receivables

Loans and receivables (from related parties or from third parties) are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified within non-current assets. Loans and receivables are carried at amortized cost using the effective interest method. Gain and losses are recognized in the income statement when the loans and receivables are derecognized or impaired, as well as through the amortization process.

2.12	Impairment of financial assets

The Combined Group recognizes an estimate for expected credit losses on financial assets recorded at amortized cost in profit or loss or on financial assets recorded at fair value through changes in other comprehensive income using the simplified approach. The simplified approach does not require an entity to track the changes in credit risk, but, instead, requires the entity to recognize a loss allowance based on lifetime expected credit losses (ECLs) at each reporting date. The Combined Group has established a provision matrix that is based on its historical loss experience, adjusted for forward looking factors specific for debtors and the economic environment.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

The Combined Group considers that a financial asset is in default when the contractual payments are over 90 days overdue. However, in certain cases, the Combined Group also consider that a financial asset is in default when internal or external information indicates that it is unlikely that the Combined Group will receive the outstanding contractual amounts in full before taking into account any credit enhancements maintained by the Combined Group. A financial asset is written off when there is no reasonable expectation of recovering the contractual cash flows.

2.13	Inventories

Inventories (which mainly consist of mobile telephone handsets and related accessories) are stated at the lower of cost and net realizable value. Cost is determined using the weighted average method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.14	Equity contribution

Common shares are classified as equity. Equity contribution presented in the combined financial statements is the sum of the equity contribution from the parents of the combined entities as presented and described under Note 1.

2.15	Borrowings

Borrowings are initially recognized at fair value, net of directly attributable transaction costs. After initial recognition borrowings are subsequently measured at amortized cost using the effective interest rate method. Amortized cost is calculated by considering any discount or premium on acquisition and any fees or costs that are an integral part of the effective interest rate. Any difference between the initial amount and the maturity amount is recognized in the combined income statement over the period of the borrowing.

Borrowings (including accrued or capitalized interest) are classified as current liabilities unless the Combined Group has an unconditional right to defer settlement of the liability for at least 12 months after the statement of financial position date.

2.16	Provisions

Provisions are recognized when the Combined Group has a present obligation (legal or constructive) as a result of a past event, if it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Where the Combined Group expects some or all a provision to be reimbursed, for example under an insurance contract, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain.

The expense relating to any provision is presented in the income statement net of any reimbursement. If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, where appropriate, risks specific to the liability. Where discounting is used, increases in the provision due to the passage of time are recognized as interest expenses.

2.17	Trade payables

Trade payables are initially recognized at fair value and subsequently measured at amortized cost using the effective interest method where the effect of the passage of time is material.

2.18	Revenue from contracts with customers

Revenue from contracts with customers is recognized when the control of the goods and services has been transferred to the customer for an amount that reflects the consideration to which the Combined Group expects to be entitled in exchange for such goods or services.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.18	Revenue from contracts with customers (Continued)

The Combined Group applies the following practical expedients foreseen in IFRS 15:

•	No adjustment to the transaction price for the means of a financing component whenever the period between the transfer of a promised good or service to a customer and the associated payment is one year or less; when the period is more than one year the significant financing component is adjusted, if material.

•	Disclosure in the combined financial statements the transaction price allocated to unsatisfied performance obligations only for contracts that have an original expected duration of more than one year (e.g. unsatisfied performance obligations for contracts that have an original duration of one year or less will not be disclosed).

•	Application of the practical expedient not to disclose the price allocated to unsatisfied performance obligations, if billing is equal to accounting revenue.

•	Application of the practical expedient to recognize the incremental costs of obtaining a contract as an expense when incurred if the amortization period of the asset that otherwise would have been recognized is one year or less.

Bundled offers are considered arrangements with multiple deliverables or elements, which can lead to the identification of separate performance obligations. Revenue is recognized in accordance with the transfer of goods or services to customers in an amount that reflects the relative standalone selling price of the performance obligation (e.g. sale of telecom services, revenue over time plus sale of handset, revenue at a point in time).

Principal-Agent, some arrangements involve two or more unrelated parties that contribute to providing a specified good or service to a customer. In these instances, the Combined Group determines whether it has promised to provide the specified good or service itself (as a principal) or to arrange for those specified goods or services to be provided by another party (as an agent). For example, performance obligations relating to services provided by third-party content providers (i.e., mobile Value Added Services or “VAS”) or service providers where the Combined Group neither controls a right to the provider’s service nor controls the underlying service itself are presented net because the Combined Group is acting as an agent. The Combined Group generally acts as a principal for other types of services where the Combined Group is the primary obligor of the arrangement. In cases the Group determines that it acts as a principal, revenue is recognized gross.

Combined Group´s most significant revenues streams are:

a)	Post-paid connection fees are derived from the payment of a non-refundable/one-time fee charged to customer to connect to the network (e.g. connection / installation fee). Usually, it does not represent a distinct good or service, therefore does not give rise to a separate performance obligation and revenue is recognized over the minimum contract duration.

Unless the fee is paid by a customer to get the right to receive goods or services without having to pay this fee again over his tenure with the Combined Group (e.g. the customer can readily extend his contract without having to pay the same fee again), it is accounted for as a material right and revenue should be recognized over the customer retention period.

b)	Post-paid mobile/cable subscription fees are recognized over the relevant enforceable/subscribed service period (recurring monthly access fees that do not vary based on usage). The service provision is usually considered as a series of distinct services that have the same pattern of transfer to the customer.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.18	Revenue from contracts with customers (Continued)

c)	Prepaid scratch/SIM cards are services where customers purchase a specified amount of airtime or other credit in advance. Revenue is recognized as the credit is used. Unused credit is carried in the statement of financial position as contract liability within other current liabilities. Upon expiration of the validity period, the portion of the contract liability relating to the expiring credit is recognized as revenue, since there is no longer an obligation to provide those services.

d)	Telephone and equipment sales are recognized as revenue once control of such goods is transferred to the distributor or the final client. That criterion is fulfilled when the customer has the ability to direct the use and obtain substantially all of the remaining benefits from those goods.

e)	Revenue from provision of Mobile Financial Services (MFS) is recognized once the primary service has been provided to the customer.

f)	Customer premise equipment (CPE) are provided to customers as a prerequisite to receive the subscribed Home services and shall be returned at the end of the contract duration. Since CPEs provided over the contract term do not provide benefit to the customer on their own, they do not give rise to separate performance obligations and therefore are accounted for as part of the service provided to the customers.

g)	Revenue from the sale of cables, fiber, wavelength or capacity contracts, when part of the ordinary activities of the operation, is recognized as recurring revenue. Revenue is recognized when the cable, fiber, wavelength or capacity has been delivered to the customer, based on the amount expected to be received from the customer.

h)	Revenue from operating lease of tower space is recognized over the period of the underlying lease contracts. Finance leases revenue is apportioned between lease of tower space and interest income.

Significant judgments

The determination of the standalone selling price for contracts that involve more than one performance obligation may require significant judgment, such as when the selling price of a good or service is not readily observable.

The Combined Group determines the standalone selling price of each performance obligation in the contract in accordance to the prices that the Group would apply when selling the same services and/or telephone and equipment included in the obligation to a similar customer on a standalone basis. When standalone selling price of services and/or telephone and equipment are not directly observable, the Group maximizes the use of external inputs and uses the expected cost, plus margin approach to estimate the standalone selling price.

2.19	Cost of sales

The primary cost of sales incurred by the Combined Group in relation to the provision of telecommunication services relate to interconnection costs, roaming costs, rental of leased lines, costs of handsets and other accessories sold, and royalties. Cost of sales is recorded on an accrual basis.

2.20	Incremental costs of obtaining a contract

Incremental costs of obtaining a contract, including dealer commissions, are capitalized as Contract Costs in the statement of financial position and amortized in operating expenses over the expected benefit period, which is based on the average duration of contracts with customer (see practical expedient in note 2.18).

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.21	Employee benefits

Share based compensation

Share awards are granted to management and key employees of the Combined Group. Awards are settled in shares of MIC.

The cost of share-based compensation is based on the fair value (market value) of the shares on grant date and, is recognized, together with a corresponding increase in equity contribution reserve, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employee becomes fully entitled to the award (the vesting date). The cumulative expense recognized for share-based compensation at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Combined Group’s best estimate of the number of equity instruments that will ultimately vest.

No expense is recognized for awards that do not ultimately vest, except for awards where vesting is conditional upon a market condition, which are treated as vested irrespective of whether or not the market conditions are satisfied, provided that all other performance conditions are satisfied. Where the terms of a share-based compensation are modified, as a minimum an expense is recognized as if the terms had not been modified. In addition, an expense is recognized for any modification that increases the total fair value of the share-based payment arrangement or is otherwise beneficial to the employee as measured at the date of modification.

2.22	Taxation

Current tax

Current tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted at the statement of financial position date.

Deferred tax

Deferred income tax is provided using the liability method and calculated from temporary differences at the statement of financial position date between the tax base of assets and liabilities and their carrying amount for financial reporting purposes.

Deferred tax liabilities are recognized for all taxable temporary differences, except where the deferred tax liability arises from the initial recognition of goodwill or of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither accounting, nor taxable, profit or loss.

Deferred income tax assets are recognized for all deductible temporary differences and carry-forward of unused tax credits and unused tax losses, to the extent that it is probable that taxable profit will be available against which the deductible temporary difference and the carry-forward of unused tax credits and unused tax losses can be utilized, except where the deferred tax assets relate to deductible temporary differences from initial recognition of an asset or liability in a transaction that is not a business combination, and, at the time of the transaction, affects neither accounting, nor taxable, profit or loss.

The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent that it is no longer probable that sufficient taxable profit will be available to utilize the deferred income tax asset. Unrecognized deferred income tax assets are reassessed at each statement of financial position date and are recognized to the extent it is probable that future taxable profit will enable the deferred tax asset to be recovered.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

Deferred income tax assets and liabilities are measured at the tax rate expected to apply in the year when the assets are realized or liabilities settled, based on tax rates and tax laws that have been enacted or substantively enacted at the statement of financial position date.

Income tax relating to items recognized directly in equity is recognized in equity and not in the combined income statement. Current and deferred tax assets and deferred tax liabilities are offset where legally enforceable set off rights exist and the deferred taxes relate to the same taxable entity and the same taxation authority.

2.23	Changes in accounting policies

The following changes to standards effective for annual periods starting on January 1, 2019 have been adopted by the Combined Group:

IFRS 16 Leases primarily affects the accounting for the Combined Group´s operating leases. The commitments are now recognized as right-of-use and lease liabilities for future payments. As a result, on adoption, on January 1, 2019, an additional lease liability of $263 million has been recognized. The application of the new standard decreased operating expenses by $43.8 million as compared to what our results would have been if we had continued to follow IAS 17 for year ended December 31, 2019. The impact of the adoption of the leasing standard and the new accounting policies are further explained below. The application of this standard also affected the Combined Group’s depreciation, operating and financial expenses, debt and other financing and leverage ratios. The change in presentation of operating lease expenses has resulted in a corresponding increase in cash flows derived from operating activities and a decline in cash flows from financing activities.

2.23	Changes in accounting policies (Continued)

Explanation and effects of adoption of IFRS 16

The Combined Group adopted the standard using the modified retrospective approach with the cumulative effects of applying the new Standard recognized in retained profits as of January 1, 2019. Its application had no significant impact on the Combined Group’s retained earnings.

On adoption of IFRS 16, the Combined Group recognized lease liabilities in relation to leases which had previously been classified as ‘operating leases’ under the principles of IAS 17 Leases. These liabilities were measured at the present value of the remaining lease payments, discounted using the lessee’s incremental borrowing rate as of January 1, 2019.

The right-of-use assets were measured at an amount equal to the corresponding lease liabilities, adjusted by the amount of any prepaid or accrued lease payments relating to the leases recognized in the statement of financial position immediately before the date of initial application.

The weighted average incremental borrowing rate applied to the lease liabilities on January 1, 2019 was 8.79%. Each lease commitment was individually discounted using a specific incremental borrowing rate, following a build-up approach including risk-free rates, industry risk, country risk, credit risk at cash generating unit level, currency risk and commitment´s maturity.

For leases previously classified as finance leases, the Combined Group recognized the carrying amount of the lease asset and lease liability immediately before transition as the carrying amount of the right-of-use asset and the lease liability at the date of initial application. The measurement principles of IFRS 16 are only applied after that date.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

US$ ´000	2019
Operating lease commitments disclosed as of December 31, 2018	410,462
(Plus): Non-lease components obligations	5,092
(Less): Short term leases recognized on a straight-line basis as expense	_
(Less): Low value leases recognized on a straight-line basis as expense	_
(Less): Forecast of indexation included in the lease commitments not part of the IFRS 16 opening balances	(33,489)
(Plus/less): Other	1,687
Gross lease liabilities	383,752
Discounted using the lessee's incremental borrowing rate at the date of the initial application	(121,156)
Incremental lease liabilities recognized at January 1, 2019	262,596
(Plus): Finance lease liabilities recognized at December 31, 2018	698
Lease liabilities recognized at January 1, 2019	263,294

Of which are:
Current lease liabilities	20,383
Non-current lease liabilities	242,911

2.23	Changes in accounting policies (Continued)

The application of IFRS 16 affected the following items in the statement of financial position on January 1, 2019:

FINANCIAL POSITION US$ ‘000	As of January 1, 2019 before application	Effect of adoption of IFRS 16	As of January 1, 2019 after Application	Reason for the change
ASSETS
Property, plant & equipment, net	573,789	(764)	573,025	(i)
Right-of-use assets (non-current)	_	263,360	263,360	(ii)
Prepayments	5,263	(2,565)	2,698	(iii)
LIABILITIES
Lease liabilities (non-current)	_	242,911	242,911	(iv)
Debt & other financing (non-current)	926,868	(615)	926,253	(v)
Lease liabilities (current)	_	20,383	20,383	(iv)
Trade payables	22,125	(83)	22,042	(v)

(i)	Transfer of previously capitalized assets under finance leases to right-of-use assets.

(ii)	Initial recognition of right-of-use assets, transfer of previously recognized finance leases and of lease prepayments being part of the right-of-use asset cost at transition.

(iii)	Transfer of lease prepayments being part of the right-of-use assets’ cost at transition.

(iv)	Initial recognition of lease liabilities and transfer of previously recognized finance lease liabilities.

(v)	Transfer of previously recognized finance lease liabilities to new lease liabilities accounts.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

As a result of the adoption of IFRS 16 Leases, lease liabilities are presented in the statement of financial position as follows:

US$ ‘000	2020	2019
Opening balance	242,568	263,294
Additions	6,256	15,897
Liabilities amortization	(25,867)	(24,647)
Liabilities remeasurement	6,102	(10,841)
Revaluation	231	(1,135)
Total lease liabilities (i)	229,290	242,568
Lease liabilities (current)	24,035	20,592
Lease liabilities (non-current)	205,255	221,976

(i)	And as a result of the application of IFRS 16, previous finance lease liabilities are included in the total lease liabilities, $544 thousands in 2020 and $615 thousands in 2019.

As permitted under IFRS16, the Combined Group has elected not to recognize a lease liability for short term or for leases of low value assets. Payments associated with short-term leases of vehicles and low-value assets associated with office furniture are recognized as an expense in the statement of income.

In applying IFRS 16 for the first time, the Combined Group has used the following practical expedients permitted by the standard:

•	the use of a single discount rate to a portfolio of leases with reasonably similar characteristics,

•	reliance on previous assessments on whether leases are onerous,

2.23	Changes in accounting policies (Continued)

•	the accounting for operating leases with a remaining lease term of less than 12 months as of January 1, 2019 as short-term leases,

•	the exclusion of initial direct costs for the measurement of the right-of-use asset at the date of initial application, and

•	the use of hindsight in determining the lease term where the contract contains options to extend or terminate the lease.

The Combined Group leases various sites, towers, offices, warehouses, retail stores, equipment and cars. Rental contracts are typically made for fixed periods but may have extension options as described below. Lease terms are negotiated on an individual basis and contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Through December 31, 2018, leases of property, plant and equipment were classified as either finance or operating leases. Payments made under operating leases (net of any incentives received from the lessor) were charged to the statement of income on a straight-line basis over the period of the lease. From January 1, 2019, leases are recognized as a right-of-use asset and a corresponding liability at the date at which the leased asset is available for use by the Combined Group. Each lease payment is allocated between the liability and finance cost. The finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The right-of-use asset is depreciated over the shorter of the asset's useful life and the lease term on a straight-line basis.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

2.23	Changes in accounting policies (Continued)

Assets and liabilities arising from a lease are initially measured on a present value basis. Lease liabilities include the net present value of the following lease payments:

•	fixed payments (including in-substance fixed payments), less any lease incentives receivable,

•	variable lease payment that are based on an index or a rate,

•	amounts expected to be payable by the lessee under residual value guarantees the exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising that option.

The lease payments are discounted using the interest rate implicit in the lease. If that rate cannot be determined, the lessee’s incremental borrowing rate is used, being the rate that the lessee would have to pay to borrow the funds necessary to obtain an asset of similar value in a similar economic environment with similar terms and conditions. The incremental borrowing rate applied can have a significant impact on the net present value of the lease liability recognized under IFRS 16.

The Combined Group is also exposed to potential future increases in variable lease payments based on an index or rate, which are not included in the lease liability until they take effect. When adjustments to lease payments based on an index or rate take effect, the lease liability is adjusted against the right-of-use asset by discounting the revised lease payments using either the initial discount rate or a revised discount rate.

According to the IFRS 16, lease term is defined as the non-cancellable period for which a lessee has the right to use an underlying asset, together with both: (a) periods covered by an option to extend the lease if the lessee is reasonably certain to exercise that option; and (b) periods covered by an option to terminate if the lessee is reasonably certain not to exercise that option. The assessment of such options is performed at the commencement of a lease. As part of the assessment, the Combined Group introduced the “time horizon concept”, the reasonable term under which the company expects to use a leased asset considering economic incentives, management decisions, business plans and the fast-paced industry Combined Group operates in. The assessment must be focused on the economic incentives for Combined Group to exercise (or not) an option to early terminate/extend a contract. The Combined Group has decided to work on the basis the lessor will generally accept a renewal/not early terminate a contract, as there is an economic incentive to maintain the contractual relationship.

The Combined Group considered the specialized nature of most of its assets under lease, there is a low likelihood the lessor can find a third party to substitute Combined Group as lessee and past practice to conclude that the lease term can go beyond the notice period when there is more than an insignificant penalty for the lessor not to renew the lease. This analysis requires judgment and has a significant impact on the lease liability recognized under IFRS 16.

Right-of-use assets are measured at cost comprising the following:

•	the amount of the initial measurement of lease liability,

•	any lease payments made at or before the commencement date less any lease incentives received,

•	any initial direct costs, and

•	restoration costs.

Finally, the Combined Group has taken the additional following decisions in adopting the standard:

•	non-lease components are capitalized (IFRS16.15), and

•	intangible assets are out of IFRS 16 scope (IFRS16.4).

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

New and amended IFRS standards

The following changes to standards effective for annual periods starting on January 1, 2020 have been adopted by the Combined Group and did not have any significant impact on the Company´s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendments to the conceptual framework. The IASB has revised its conceptual framework.

•	Amendments to IAS 1 Presentation of financial statements, and IAS 8, ‘Accounting policies, changes in accounting estimates and errors’.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform.

•	Amendments to IFRS 3 - Definition of a business. This amendment revises the definition of a business.

•	Amendment to IFRS 16 Leases - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. This amendment provides an optional practical expedient for lessees from assessing whether a rent concession related to COVID-19 is a lease modification. Lessees can elect to account for such rent concessions in the same way as they would if they were not lease modifications. In many cases, this will result in accounting for the concession as variable lease payments in the period(s) in which the event or condition that triggers the reduced payment occurs.

The following changes to standards not yet effective are not expected to materially affect the Combined Group:

•	IFRS 17 Insurance Contracts - effective for annual periods starting on January 1, 2023 - IFRS 17 will not have an impact for the Combined Group. IFRS 17 has not been yet endorsed by the EU.

•	Amendments to IFRS 4 Insurance Contracts (deferral of effective date of IFRS 9) - effective for annual periods starting on January 1, 2021 - These amendments extend the effective date to apply IFRS 9 for insurance contracts to January 1, 2023 in order to align with the effective date of IFRS 7. These amendments have not been endorsed by the EU and will not have an impact for the Combined Group.

2.23 Changes in accounting policies (Continued)

•	Amendments to IAS 1 Presentation of Financial Statements - effective for annual periods starting on January 1, 2023 - This amendment clarifies that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendment also clarifies what IAS 1 means when it refers to the “settlement” of a liability. This amendment has not yet been endorsed by the EU.

•	Amendments to IFRS 9, IAS 39 and IFRS 7 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments address issues that arise during the reform of an interest rate benchmark, including the replacement of one benchmark with an alternative one. The amendments are still subject to EU endorsement.

Amendments to

•	IFRS 3 Business Combinations - Reference to Conceptual Framework

•	IAS 16 Property, Plant and Equipment - Proceeds before intended use

•	IAS 37 Provisions, Contingent Liabilities and Contingent Assets - Cost of fulfilling a contract

•	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41

All these amendments are effective for annual periods starting on January 1, 2022.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

3.	SIGNIFICANT ACCOUNTING JUDGEMENTS AND ESTIMATES

Judgments

Management judgment is applied in application of IFRS accounting policies and accounting treatment in preparation of these combined financial statements. In particular, a significant level of judgment is applied regarding the following items:

•	Contingent liabilities – the determination of whether or not a provision should be recorded for any potential liabilities.

•	Leases – in determining the lease term, including the assessment of whether the exercise of extension or termination option is reasonably certain and the corresponding impact on the selected lease term.

•	Acquisition – allocation of excess of purchase price between newly identified assets and goodwill, measurement of property, plant and equipment and intangible assets and assessment of useful lives.

•	Scope of entities combined – the combined financial statements only include subsidiaries of the Tigo Guatemala located in Guatemala and therefore do not consolidate other subsidiaries outside Guatemala that are not material over which the Combined Group has control as of, and for, the periods presented.

Estimates

Estimates are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Because of inherent uncertainties in this evaluation process, actual results may be different from originally estimated amounts. These estimates are subject to change as new information becomes available and may significantly affect future operating results.

Estimates (Continued)

Significant estimates have been applied in respect of the following items:

•	Estimating useful lives of property, plant and equipment and intangible assets.

•	Estimation of provisions, particularly related to bad debt, legal, tax risks and asset retirement obligations.

•	Revenue recognition (see note 2.18).

•	For leases, estimates in determining the incremental borrowing rate for discounting the lease payments in case interest rate implicit in the lease cannot be determined.

•	Impairment testing including weighted average cost of capital (WACC) and long-term growth rates.

•	Accounting for share-based payments, in particular estimates of forfeitures and future performance criteria.

For our critical accounting estimates reference is made to the relevant individual notes to these combined financial statements, more specifically note 5 – Breakdown of operating profit, note 7 – Taxes, note 8 – Intangible assets, note 9 – Property, plant and equipment, note 10 – Right-of-use assets, note 12 – Trade receivables, note 15 – Shared based compensation, note 24 – Commitments and contingencies.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

4.	ACQUISITIONS OF BUSINESS

During the twelve-month period ended December 31, 2020, the Combined Group, made the following acquisition:

Alexa Project:

On September 1, 2020, the Combined Group acquired a cable business of Alexa project for $2.3 million. The Combined Group acquired 100% of the customer list, network infrastructure and operating assets of the entity. The acquisition was made considering its strategic region location, for both its economy and its platform for convergence which will serve to penetrate the Combined Group brand at country level and thereby increase the subscribers and the network infrastructure.

The Combined Group measured the acquisition at fair value at the date of acquisition as follows:

US$ ‘000	Alexa
Goodwill acquired	1,520
Customer list	569
Fair value of net assets	208
Total	2,297

The fair value of intangible assets has been determined by applying the income approach technique. The calculation is based on variables that are not observable in the market. The estimated fair value is based on:

•	Discount rate of 9.8%.

•	A terminal value calculated based on long-term sustainable growth rates of 2%, which was used to determine revenues in the coming years.

•	An operating margin of 23.8%, a client loss rate of 11% and an average rate of charges for contributory assets of 4.8%.

During the twelve-month period ended December 31, 2019, the Combined Group did not complete any acquisition.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

5.	BREAKDOWN OF OPERATING PROFIT

The gross profit and operating profit of the Combined Group can be summarized as follows for the years ended December 31:

US$ ‘000	2020	2019
Airtime revenue	1,054,542	1,037,819
Telephone and equipment	229,931	200,365
Home subscriptions	136,894	117,450
Data links.	50,226	48,253
Other income	30,921	28,906
Revenue from contracts with customers	1,502,514	1,432,793
Cost of rendering telecommunication services	(359,889)	(335,349)
Gross profit..	1,142,625	1,097,444
Depreciation and amortization (see notes 8, 9 and 10)	(237,064)	(226,662)
Dealer commissions	(99,057)	(90,639)
Employee related costs (see note 6)	(67,063)	(64,940)
Sites and network maintenance	(63,622)	(60,617)
External services	(38,170)	(34,146)
Other expenses	(30,055)	(29,809)
Phone subsidies	(28,178)	(28,331)
Advertising and promotion	(23,051)	(29,088)
Other fees and costs	(15,484)	(14,224)
Loss on disposal and impairment of assets, net	(3,146)	(4,734)
Operating lease expense	(489)	(717)
Operating profit	537,246	513,537

6.	EMPLOYEE RELATED COSTS

Employee related costs are comprised of the following for the years ended December 31:

US$ ‘000	2020	2019
Wages and salaries	(66,608)	(65,238)
Social security.	(4,474)	(4,239)
Other employee related costs	(1,699)	(3,111)
Share based compensation	(289)	(738)
Capitalized employee related costs	6,007	8,386
Total	(67,063)	(64,940)

The average number of permanent employees during the years ended December 31, 2020 and 2019 was as follows:

	2020	2019
Total average number of permanent employees	3,272	3,177

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

7.	TAXES

Guatemalan companies are subject to all taxes applicable to Guatemalan limited liability companies. The effective tax rate in 2020 is 19% (2019: 18%). The reconciliation between the average statutory tax rate and the effective average tax rate is as follows for the years ended December 31:

	2020%	2019%
Statutory tax rate (based on income)	25	25
Permanent differences	(6)	(7)
Effective tax rate	19	18

The charge for income taxes is shown in the following table and recognizes that revenue and expense items may affect the financial statements and tax returns in different periods (temporary differences) for the years ended December 31:

US$ ‘000	2020	2019
Income tax charge	(89,363)	(78,745)
Net deferred income tax benefit (expense)	6,132	327
Charge for taxes	(83,231)	(78,418)

The tax effects of significant items excluding the exchange movements and comprising the Combined Group’s net deferred income tax asset and liability as of December 31, 2020 and 2019 are as follows:

US$ ‘000	Combined Statement of Financial Position		Combined Income Statement
	2020	2019	2020	2019
Temporary differences between book and tax basis of:
Property plant and equipment	25,750	24,023
Intangible assets	(18,496)	(19,449)
Leases	1,129	504
Contract assets, bad debt and others	5,890	3,215
Deferred tax benefit			6,132	327
Deferred tax assets, net	14,273	8,293
Reflected in the statements of financial position as:
Deferred tax assets	25,275	19,973
Deferred tax liabilities	(11,002)	(11,680)

Deferred income tax assets and liabilities reflect temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. There are no carried forward tax losses within the combined entities.

Income tax assets and liabilities for current and prior periods are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rate and tax laws used to compute the amount are those enacted or substantively enacted by the statement of financial position date.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

7.	TAXES (Continued)

Income tax assets as of December 31, of each year comprise:

US$ ‘000	2020	2019
Income tax assets	4,134	6,651
Total	4,134	6,651

As of December 31, 2020 the Combined Group has an income tax liability of $14,914 thousand (2019: $8,383 thousand)

8.	INTANGIBLE ASSETS

Movements in intangible assets in 2020 were as follows:

US$ ‘000	Goodwill	Licenses	Customer lists	Other (i)	Total
Opening balance, net	79,510	46,801	25,133	59,558	211,002
Additions	1,520	80,965	569	19,689	102,743
Amortization charge	—	—	(4,187)	(28,436)	(32,623)
Transfers (to)/from PP&E	(11)	—	—	80	69
Disposals	—	—	—	(11)	(11)
Exchange rate movements	(1,257)	325	(160)	(645)	(1,737)
Closing balance, net	79,762	128,091	21,355	50,235	279,443
As of 31 December 31, 2020
Cost	79,762	168,069	50,373	156,317	454,521
Accumulated amortization	—	(39,978)	(29,018)	(106,082)	(175,078)
Net	79,762	128,091	21,355	50,235	279,443

(i)	Other caption mainly relates to IRUs and broadcasting rights.

Movements in intangible assets in 2019 were as follows:

US$ ‘000	Goodwill	Licenses	Customer lists	Other (i)	Total
Opening balance, net	78,999	20,310	29,181	46,861	175,351
Additions	—	28,078	—	17,287	45,365
Amortization charge	—	(1,664)	(4,176)	(19,522)	(25,362)
Transfers (to)/from PP&E	—	—	—	15,335	15,335
Disposals	—	—	—	(686)	(686)
Exchange rate movements	511	77	128	283	999
Closing balance, net	79,510	46,801	25,133	59,558	211,002
As of December 31, 2019
Cost	79,510	87,272	50,307	148,102	365,191
Accumulated amortization	—	(40,471)	(25,174)	(88,544)	(154,189)
Net	79,510	46,801	25,133	59,558	211,002

(i)	Other caption mainly relates to IRUs and broadcasting rights.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

8.	INTANGIBLE ASSETS (Continued)

The following table provides details of cash used for the purchase of intangible assets:

US$ ‘000	2020	2019
Additions (i)	102,743	45,365
Decrease in payables for intangible assets	4,557	6,937
Cash used for the purchase of intangible assets	107,300	52,302

(i) In 2020 it Includes the acquisition of radioelectric spectrum for $83 million and the Alexa Project for $2.3 million. (2019, includes acquisitions of radioelectric spectrum for $30 million).

Impairment test of goodwill

As of December 31, 2020 and 2019, management tested goodwill for impairment. The Combined Group determines whether goodwill is impaired at least on an annual basis. This requires an estimation of the recoverable amount of the cash-generating unit (or group of cash-generating units) to which the goodwill is allocated.

The recoverable amount of a cash-generating unit (“CGU”) or group of CGUs is determined based on discounted cash flows. The cash flow projections used (adjusted operating profit margins, income tax, working capital, capital expenditure and license renewal cost) are extracted from financial budgets approved by management and the Board of MIC and Miffin Group in Guatemala covering a period of fifteen years. The planning horizon reflects industry practice in the country where the Combined Group operates. Cash flows beyond this period are extrapolated using a perpetual growth rate of 1% (2019: 1.1%). The Combined Group has determined that the Combined Group is the only CGU based on the decision-making process as well as the level of detail of available information .

The recoverable amount has been determined for the cash generating unit based on discount rate of 8.2% for the year ended December 31, 2020 (2019: 9%). Based on the results of the impairment test performed, management concluded that no impairment losses should be recorded on goodwill for the years ended December 31, 2020 and 2019.

Sensitivity analysis was performed on key assumptions within the impairment tests, including long-term growth rates, discount rates and operating profits. The sensitivity analysis determined that sufficient margin exists from realistic changes to the assumptions that would not impact the overall results of the testing.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

9.	PROPERTY, PLANT AND EQUIPMENT

Movements in tangible assets in 2020 were as follows:

US$ ‘000	Network Equipment	Land and Buildings	Construction in Progress	Other (i)	Total
Opening balance, net	485,094	9,542	39,139	14,900	548,675
Additions	150,598	1,386	3,908	5,014	160,906
Net disposals	(3,180)	(72)	(82)	(137)	(3,471)
Depreciation charge	(163,577)	(1,944)	—	(5,934)	(171,455)
Asset retirement obligations	3,491	—	—	—	3,491
Transfers (to)/from intangible assets	9,669	(16)	(8,902)	(682)	69
Exchange rate movements	(4,446)	(110)	(510)	26	(5,040)
Closing balance as of December 31, 2020	477,649	8,786	33,553	13,187	533,175
Cost	1,616,759	21,336	33,553	57,323	1,728,971
Accumulated depreciation	(1,139,110)	(12,550)	—	(44,136)	(1,195,796)
Net	477,649	8,786	33,553	13,187	533,175

(i)The caption “Other” mainly includes office equipment and motor vehicles.

Movements in tangible assets in 2019 were as follows:

US$ ‘000	Network Equipment	Land and Buildings	Construction in Progress	Other (i)	Total
Opening balance, net	483,007	9,065	48,341	33,376	573,789
Additions…	101,328	1,986	45,247	7,379	155,940
Net disposals	(3,904)	(229)	(447)	(509)	(5,089)
Depreciation charge	(155,655)	(1,898)	—	(10,757)	(168,310)
Asset retirement obligations	5,602	—	—	—	5,602
Transfers (to)/from intangible assets	53,083	570	(54,233)	(14,755)	(15,335)
Exchange rate movements	1,633	48	231	166	2,078
Closing balance as of December 31, 2019	485,094	9,542	39,139	14,900	548,675
Cost	1,538,127	21,530	39,139	61,114	1,659,910
Accumulated depreciation	(1,053,033)	(11,988)	—	(46,214)	(1,111,235)
Net.	485,094	9,542	39,139	14,900	548,675

(i) The caption “Other” mainly includes office equipment and motor vehicles.

The following table provides details of cash used for the purchase of property, plant and equipment for the years ended December 31:

US$ ‘000	2020	2019
Additions	160,906	155,940
Change in suppliers’ advances	2,737	4,413
Change in payables for property, plant and equipment	15,680	(3,462)
Cash used for the purchase of property, plant and equipment	179,323	156,891

Borrowing costs capitalized during the years ended December 31, 2020 and 2019 were not significant.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

10.	RIGHT OF USE ASSETS

Movements in right-of-use assets in 2020 were as follows:

US$ ‘000	Sites rental RoU	Land and Buildings RoU	Tower rental RoU	Other network equipment RoU	Other PPE RoU	Total
Opening balance, net	149,846	21,985	49,404	715	16,862	238,812
Additions.	6,198	563	2,918	2,509	119	12,307
Net disposals	(2,069)	(260)	(113)	(934)	28	(3,348)
Depreciation charge	(22,706)	(3,707)	(4,231)	(126)	(2,216)	(32,986)
Closing balance as of December 31, 2020	131,269	18,581	47,978	2,164	14,793	214,785
Cost	176,820	25,348	56,383	2,584	18,477	279,612
Accumulated depreciation	(45,551)	(6,767)	(8,405)	(420)	(3,684)	(64,827)
Net	131,269	18,581	47,978	2,164	14,793	214,785

Movements in right-of-use assets in 2019 were as follows:

US$ ‘000	Sites rental RoU	Land and Buildings RoU	Tower rental RoU	Other network equipment RoU	Other PPE RoU	Total
Opening balance, net	169,370	24,234	52,972	854	17,917	265,347
Additions	4,816	7,783	1,143	1	7,796	21,539
Net disposals	(1,350)	(6,373)	(493)	(51)	(6,817)	(15,084)
Depreciation charge	(22,990)	(3,659)	(4,218)	(89)	(2,034)	(32,990)
Closing balance as of December 31, 2019	149,846	21,985	49,404	715	16,862	238,812
Cost	172,691	25,045	53,579	1,009	18,330	270,654
Accumulated depreciation	(22,845)	(3,060)	(4,175)	(294)	(1,468)	(31,842)
Net	149,846	21,985	49,404	715	16,862	238,812

11.	INVENTORIES

Inventories (net of impairment for obsolescence amounting to $1.9 million as of December 31, 2020 and $2.3 million as of December 31, 2019) as of December 31 of each year comprise:

US$ ‘000	2020	2019
Telephones and equipment	19,113	20,830
Sim cards	239	310
Other (i)	6,415	11,769
Total	25,767	32,909

(i) The caption “Other” includes in-transit T&E inventory.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

12.	TRADE RECEIVABLES, NET

US$ ‘000	December 31, 2020	December 31, 2019
Gross trade receivables	77,444	72,262
Less: provisions for credit losses expected	(25,696)	(26,724)
Trade receivables, net	51,748	45,538
Contract assets, net	58,333	65,111
Total	110,081	110,649

Contract assets

The balance of contract assets is presented below as of December 31:

US$ ‘000	2020	2019
Accrued income	21,931	18,845
Contract assets	36,402	46,266
Contract assets, net	58,333	65,111

The nominal value less provisions for credit losses expected of trade receivables approximates their fair values (see note 27). As of December 31, 2020, and 2019, the aging analysis of trade receivables is as follows:

US$ ‘000	Contrac-tual assets	Accounts receivables				Total
	Total	Current	Past due (net of credit losses expected)
			<30 days	30–90	>90 days
2020
Accounts receivable	41,625	47,684	4,948	3,678	21,134	77,445
Expected credit losses	(5,223)	(1,417)	(1,371)	(1,878)	(21,030)	(25,696)
Total	36,402	46,267	3,577	1,800	104	51,748
Expected credit losses	13%	3%	28%	51%	100%

US$ ‘000	Contrac tual assets	Accounts receivables

	Total	Current	Past due (net of credit losses			Total
			expected)
			<30 days	30–90	>90 days
2019
Accounts receivable	46,891	39,813	6,822	4,062	21,565	72,262
Expected credit losses	(625)	(1,157)	(1,647)	(2,412)	(21,508)	(26,724)
Total	46,266	38,656	5,175	1,650	57	45,538
Expected credit losses	1%	3%	24%	68%	100%

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

13.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents comprised as of December 31:

US$ ‘000	2020	2019
Cash and cash equivalents in U.S. Dollars	107,170	115,016
Cash and cash equivalents in GTQ	81,372	74,114
Total cash and cash equivalents	188,542	189,130

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the combined statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group’s cash management.

Restricted cash comprised as of December 31:

US$ ‘000	2020	2019
Restricted cash in GTQ	7,105	6,006
Total restricted cash	7,105	6,006

Restricted cash mainly refers to cash within the mobile financial services business, which is restricted in accordance with local regulations.

14.	EQUITY CONTRIBUTION

As of years ended December 31, 2020 and 2019 the issued share capital of the combined entities consists of:

Company names	2020		2019
	Shares	Par value (GTQ)	Shares	Par value (GTQ)
Comunicaciones Celulares, S.A.	500	50,000	500	50,000
Comunicaciones Corporativas, S.A.	20	500	20	500
Servicios Especializados en Telecomunicaciones, S.A.	100	100	100	100
Distribuidora de Comunicaciones de Occidente, S.A.	20	500	20	500
Distribuidora Central de Comunicaciones, S.A.	20	500	20	500
Distribuidora de Comunicaciones de Oriente, S.A.	20,020	500	20,020	500
Distribuidora Internacional de Comunicaciones, S.A.	20	500	20	500
Servicios Innovadores de Comunicación y Entretenimiento, S.A.	20	500	20	500
Cloud2Nube, S.A.	40	500	40	500
Navega.com, S.A.	200,017	100	200,017	100

The above-mentioned shares have been fully issued and fully paid.

The total shared capital and premium for the Combined Group for the years ended December 31, 2020 and 2019 is $8,219 thousand each period.

As of December 31, 2020 the Combined Group had fixed commitments to purchase network equipment, land and buildings and other fixed assets for $93 million (2019: $40 million), from various suppliers.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

15.	SHARE BASED COMPENSATION

(a)	Long-Term Incentive Plans

Long term incentive awards consist of three-year deferred share awards and performance share awards plans. All shares issued are MIC shares (one of the ultimate shareholders of the Tigo Guatemala), the cost of which is recorded as equity contribution reserve and the fair value of equity-settled shares granted is estimated at the date of grant using the market price of MIC shares on that date. There are two types of plans applicable for the Combined Group, a performance share plan and a deferred share plan.

Deferred share plan (since 2014)

For the deferred awards plan, participants are granted shares based on past performance, with 16.5% of the shares vesting on January 1 of each of year one and two, and the remaining 67% on January 1 of year three (from 2019 plan shares vesting are 30% on January 1 of each of year one and two, and the remaining 40% on January 1 of year three). Vesting is conditional upon the participant remaining employed with Comcel or any Tigo Guatemala at each vesting date.

Performance share plan (for plans issued in 2016 and 2017)

Shares granted under this performance share plan vest at the end of the three-year period, subject to performance conditions, 25% based on Positive Absolute Total Shareholder Return (Absolute TSR), 25% based on Relative Total Shareholder Return (Relative TSR) and 50% based on budgeted Earnings Before Interest Tax Depreciation and Amortization (EBITDA) minus Capital Expenditure (Capex) minus Change in Working Capital (CWC) (Free Cash Flow).

For the Performance Share Plans, and in order to calculate the fair value of the TSR portion of those plans, it is necessary to make a number of assumptions which are set out below. The assumptions have been set based on an analysis of historical data as of grant date. There were no performance share plans granted to the Group in 2019 or 2020.

Assumptions and fair value of the shares under the TSR portion	Risk-free rate	Dividend yield	Share price volatility (i)	Award term (years)	Share fair value (In USD)
Performance Share Plan 2017 (Relative TSR)	(0.40)%	3.80%	22.5%	2.92	27.06
Performance Share Plan 2017 (Absolute TSR)	(0.40)%	3.80%	22.5%	2.92	29.16
Performance Share Plan 2016 (Relative TSR)	(0.65)%	3.49%	30%	2.61	43.35
Performance Share Plan 2016 (Absolute TSR)	(0.65)%	3.49%	30%	2.61	45.94

(i) Historical volatility retained was determined on the basis of a 3-year historic average.

The cost of the long-term incentive plans which are conditional on market conditions is calculated as follows:

Fair value (market value) of shares at grant date (as calculated above) x number of shares expected to vest.

The Combined Group has accounted for shared based compensation for the management and key employees of the companies included in the Combined Group.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

15.	SHARE BASED COMPENSATION (Continued)

A summary of the shares vested under the relevant plans as of December 31, 2020 and 2019 is as follows:

	Shares vested as of December 2020	Shares vested as of December 2019
Plans
2016 Deferred Plan (i)	—	25,487
2016 Performance Plan (i)	—	2,071
2017 Deferred Plan	26,038	9,050
2017 Performance Plan	3,106	3,296
2018 Deferred Plan	6,705	—
2019 Deferred Plan	115	—
Total	35,964	39,904

(i) the third tranche 2016 plan was vested during Q1 2020.

(b)	Total share-based compensation expense

For plans with unvested shares as of December 31, 2020, the number of share awards ultimately expected to vest as of December 31, 2020 under the current long-term incentive plans is as follows:

	Deferred share awards 2020	Deferred share awards 2019	Performance shares 2018	Deferred share awards 2018
Shares granted	774	383	2,129	19,977
Revision for actual and expected forfeitures	—	0	(2,129)	(1,015)
Shares vested	—	(115)	—	(6,705)
Share awards expected to vest	774	268	—	12,257

Total share-based compensation expense for the years ended December 31, 2020 and 2019 was as follows:

US$ ‘000	2020	2019
2017 LTIPs	—	357
2018 LTIPs	263	364
2019 LTIPs	7	17
2020 LTIPs	19	—
Total	289	738

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

16.	OTHER DEBT AND FINANCING

Borrowings due after more than one year as of December 31:

US$ ‘000	2020	2019
Bank financing	413,404	138,592
Bond financing (i)	—	790,616
Total other debt and financing due after more than one year	413,404	929,208

(i) Bonds were repaid on November 18, 2020.

No borrowings are due within one year.

The total amount of debt and financing as of December 31 is repayable as follows:

US$ ‘000	2020	2019
Amounts due within 4 to 5 years (i)	281,889	790,616
Amounts due after five years	131,515	138,592
Total debt	413,404	929,208

(i) Bonds were repaid on November 18, 2020

Significant individual financing facilities as of December 31 are described below:

Comunicaciones Celulares, S.A.

Description	Maturity	Currency	Interest rate	Amount outstanding US$'000 2020	Amount outstanding US$'000 2019
Senior Notes	2024	GTQ	(fixed) 6.875%	—	790,616
Banco Industrial, S.A.	2025	GTQ	(fixed) 7.20%	22,366	22,642
Banco Industrial, S.A.	2025	GTQ	(fixed) 6.20%	80,833	—
Banco G&T Continental, S.A.	2025	GTQ	(fixed) 6.00%	64,153	—
Banco de América Central, S.A.	2026	GTQ	(fixed) 6.00%	32,077	—
Banco Agromercantil de Guatemala, S.A.	2027	GTQ	(fixed) 5.75%	49,719	—

Servicios Especializados en Telecomunicaciones, S.A.

Description	Maturity	Currency	Interest rate	Amount outstanding US$'000 2020	Amount outstanding US$'000 2019
Banco Industrial, S.A.	2025	GTQ	(fixed) 7.20%	54,594	55,268

Navega.com, S.A

Description	Maturity	Currency	Interest rate	Amount outstanding US$'000 2020	Amount outstanding US$'000 2019
Banco Agromercantil de Guatemala, S.A.	2027	GTQ	(fixed) 5.75%	49,719	—

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

16.	OTHER DEBT AND FINANCING (Continued)

Servicios Innovadores de Comunicación y Entretenimiento, S.A.

Description	Maturity	Currency	Interest rate	Amount outstanding US$'000 2020	Amount outstanding US$'000 2019
Banco G&T Continental, S.A.	2025	GTQ	(fixed) 7.125%	—	60,682
Banco Industrial, S.A.	2025	GTQ	(fixed) 6.75%	59,943	—

Total	413,404	929,208

The interest expense for the years ended December 31 is comprised as follow:

US$ ‘000	2020	2019
Bonds interest (i)	76,180	54,714
Banks interest	15,142	13,873
Lease interest	20,165	21,464
Shareholder´s interest	2,809	—
Total debt	114,296	90,051

(i) Bonds’ interest for the year ended December 31, 2020 includes the redemption premium for early bonds repayment of $18 million and amortized costs of $7.7 million.

In January 2014, Intertrust SPV (Cayman) Limited, acting as trustee of the Comcel Trust, a trust established and consolidated by Comunicaciones Celulares, S.A. for the purposes of the transaction, issued a bond (proceeds of $779 million after deduction of the various costs paid up front and relating to this issuance) to refinance existing local and MIC S.A. corporate debt. The bond was issued at 98.233% of the principal and has an effective interest rate of 7.168%. The bond was guaranteed by Comunicaciones Celulares, S.A. and listed on the Luxembourg Stock Exchange. Simultaneously with, and using the proceeds from, the bond, Comunicaciones Celulares, S.A. entered into an $800 million senior unsecured loan (“the Loan”) with Credit Suisse AG, Cayman Islands Branch. The proceeds of the bond were used by Intertrust SPV to purchase a 100% participation interest in the Loan pursuant to a credit and guarantee.

The loan agreements between Intertrust, Credit Suisse and Comunicaciones Celulares, S.A. remove any risk to Credit Suisse connected to the Loan, and as such the Combined Group has derecognized both its asset and liability towards Credit Suisse from the date of the agreement.

During 2015, additionally, Tigo Guatemala obtained loans from Guatemalan local banks as disclosed below increasing the interest expense in 2019 ($90 million) and 2018 ($73 million).

In June 2015, Tigo Guatemala set up 10 years maturity loans in local currency with two local banks; Banco Industrial for GTQ 600 million ($78 million) and Banco G&T for GTQ 1 billion ($122 million).  The effective combined interest rate of the loans is 7.16%. Interest is paid in monthly installments while the loan is repayable in one bullet with a 10 years maturity and with an option of early repayment after 5 years without any penalties.

In November and December 2018, the Combined Group redeemed GTQ 467 million ($60 million), of the principal amount of the debt with Banco G&T.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

16.	OTHER DEBT AND FINANCING (Continued)

On June 19, 2020, Comunicaciones Celulares, S.A. ("Comcel") entered into a credit agreement with Banco Industrial for GTQ 500 million (approximately $64 million using the exchange rate as of December 31, 2020) for a 5-year term.

During the third quarter of 2020, Comcel's board of directors decided to redeem the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 on November 18, 2020. The redemption was officially announced on October 1, 2020 at a redemption price equal to 102.292% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest of $16 million, resulting in an aggregate amount of $834 million payable on November 18, 2020. As a result of the redemption, the Comcel Trust was terminated on November 18, 2020 and thereupon removed from the Trust register.

To proceed with the early repayment of bondholders, the Combined Group was financed through a mix of a shareholders´ loan for $350 million for one-year term with a fixed interest rate of 4% and loans with local banks for Q2,155 million (approximately $276.5 million) with terms ranging from three to seven years, and with an effective interest rate of 5.97%.

Fair value of financial liabilities

Borrowings are recorded at amortized cost. The fair value of borrowings as of December 31, 2020 and 2019 is as follows:

US$ ‘000	2020	2019
Other debt and financing	413,404	955,485

The fair value of the bond as of December 31, 2019 is determined based on market prices (level 1). The fair value of the borrowings is calculated by discounting the expected future cash flows at market interest rates (level 2). The carrying value of the other financial liabilities is assumed to approximate their fair values (see note 27).

Guarantees

As of December 31, 2020, Tigo Guatemala is co-debtor of Comunicaciones Celulares, S.A, Servicios Especializados en Telecomunicaciones, S.A., Servicios Innovadores de Comunicación y Entretenimiento, S.A. and Navega.com, S.A. on bank loans described in note 16; these bank loans have a joint fiduciary guarantee.

Pledged assets

As of December 31, 2020 there are $174 of pledged deposits and 2019, there were no pledged assets.

17.	PAYABLES AND ACCRUALS FOR CAPITAL EXPENDITURE

Payables and accruals for capital expenditure at December 31 of each year comprise:

US$ ‘000	2020	2019
Accrued of intangible assets	10,894	15,178
Payables of intangible assets	10,800	9,493
Accrued of tangible assets	5,638	10,640
Payables of tangible assets	5,132	15,897
Total	32,464	51,208

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

18.	TRADE PAYABLES

Trade payables at December 31 of each year comprise:

US$ ‘000	2020	2019
T&E suppliers	7,914	10,643
Fixed operators	4,990	3,692
Roaming partners	30	93
Mobile operators	—	1,879
Others.	12,726	16,375
Total	25,660	32,682

The “others” caption contains the remaining all third-party suppliers of the Combined Group.

19.	ACCRUED INTEREST AND ACCRUED EXPENSES

Accrued expenses and accrued interest at December 31 of each year comprise:

US$ ‘000	2020	2019
Accrued of employee related costs	13,847	10,752
Accrued of programming and advertising costs	10,621	10,264
Accrued of network maintenance	8,418	7,409
Accrued of interconnection costs	6,385	4,815
Accrued interest	1,884	24,151
Other accrued expenses	12,453	9,207
Total	53,608	66,598

The “other accrued expenses” caption relates to various accruals.

20.	CONTRACT LIABILITIES

Contract liabilities at December 31 of each year comprise:

US$ ‘000	2020	2019
Deferred revenue	35,137	34,126
Contract liabilities	822	510
Total	35,959	34,636

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

21.	NON-CURRENT AND CURRENT PROVISIONS AND OTHER LIABILITIES

Provisions and other non-current liabilities at December 31 of each year comprise:

US$ ‘000	2020	2019
Long-term portion of asset retirement obligations	48,389	45,650
Other non-current liabilities	2,338	3,816
Provisions (non-current)	240	383
Non-current litigation provisions (see note 23)	51	51
Total	51,018	49,900

Provisions and other current liabilities at December 31 of each year comprise:

US$ ‘000	2020	2019
Customer and distributor restricted cash balances	6,922	5,991
Current provisions	1,107	1,243
Customer deposits	121	218
Other	23,724	7,325
Total	31,874	14,777

22.	DIVIDENDS

The ability of the Combined Group to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds. In 2020, the entities of the Combined Group declared dividends of $363 million (2019: $310 million) which are usually paid over two fiscal years: through shareholders’ loans the year the Combined Group makes the profit and through dividends paid for the remaining amount the following year after the final dividend has been approved.

US$ ‘000	2020	2019
Dividends offset with accounts receivable from related parties	322,381	275,060
Payment of dividends	21,718	13,110
Income tax withheld on dividends paid	18,061	15,482
Exchange rate movement	337	5,921
Total	362,497	309,573

23.	NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities as of December 31 of each year.

US$ ‘000	2020	2019
Investing activities.
Change in asset retirement obligations (see note 9)	3,491	5,602
Financing activities
Right-of-use assets – additions (see note 10)	12,307	21,539
Dividends offset with accounts receivable from related parties (see note 22)	322,381	275,060

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

24.	COMMITMENTS AND CONTINGENCIES

Operational environment

The Combined Group operates in Guatemala, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, the Combined Group faces uncertainties regarding taxation, interconnect rate, license renewal and tariff arrangements, which can have a significant impact on the long-term economic viability of operations.

Litigation and legal risks

The Tigo Guatemala are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of December 31, 2020 and 2019 $51 thousand in both periods have been accrued for these claims in the combined statement of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these claims, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Combined Group’s financial position and operations.

Tax claims

At December 31, 2020, Navega.Com, S.A. is disputing through an administrative process an adjustment made by the Tax Authorities in regards with the goodwill amortization of approximately $21.9 million related with business combinations completed in 2011 with an effective date on January 1, 2012. According to the Guatemalan income tax law, goodwill amortization is deductible for income tax purposes. However, tax authorities considered that the goodwill originated in acquisitions made by Navega.com S.A. and its predecessor Asertel, S.A. do not meet the definition of goodwill for tax purposes and proceeded to annul the amortization deducted by Navega.com, S.A. Even though the administrative process has been initiated at the Supreme Court, the tax authority has requested that the attorney general’s office investigate this matter through a criminal prosecution. Currently, a criminal court resolution is pending to define whether the process will be of an administrative or criminal nature. At the current stage of the process, the Company has insufficient information to determine whether a provision would be necessary.

On April 12, 2018, the Constitutional Court notified Navega.Com, S.A. of an appeal filed by the Tax Authorities against the ruling of the Supreme Court of Justice in regards with the 3% stamp tax on dividend payments from Navega.Com, S.A. to the shareholders for the 2007 and 2010 fiscal years. The court has resolved these adjustments in a different way, and in some cases in favor of the tax payers, however, recently it has resolved in favor of tax authorities, based on that jurisprudence, in 2019, Management decided to book a provision for $2 million associated with this matter. Such amount was paid in 2020.

Taking into consideration the new jurisprudence regarding the stamp tax on dividends distribution, in June 2020, management decided to record a provision for $7.3 million in Comunicaciones Celulares S.A. for a stamp tax adjustment by Guatemalan tax authorities on dividends declared by Comunicaciones Celulares S.A. This provision includes the total adjustment plus a proportional part of fines and interest and represents management best estimate of the outcome. This case is in an initial phase within the Supreme Court.

Capital commitments

As of December 31, 2020 the Combined Group had fixed commitments to purchase network equipment, land and buildings and other fixed assets for $93 million (2019: $40 million), from various suppliers.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

24.	COMMITMENTS AND CONTINGENCIES (Continued)

Millicom Group subsidiaries

The Combined Group receives business support and financing from various Millicom Group entities including MIC the ultimate holding company Millicom International II NV (“MIC IINV”) and Millicom International Operations S.A. (“MIO S.A.”).

The Combined Group also recharges to other Millicom Group entities certain services performed on their behalf.

The receivable balance with MIC IINV at December 31, 2020 represents shareholder loans that are due in 2021.

Miffin Associates Corp

The receivable balance with Miffin at December 31, 2020 represents shareholder loans that are due in 2021.

Transactions with Miffin shareholders represent recurring commercial operations such as purchase of handsets, lease of buildings and sites and sale of airtime.

Amount due from related parties (non-current portion) as of December 31:

US$ ‘000	2020	2019
Millicom International II NV	27,500	174,350
Miffin Associates Corp.	22,500	142,650
Others	10	10
Total	50,010	317,010

Amount due from and advanced to related parties (current portion) as of December 31:

US$ ‘000	2020	2019
Millicom International II NV	201,692	185,064
Miffin Associates Corp.	163,400	151,311
Metrored Cable Honduras	473	345
MIC S.A..	368	1046
Newcom Nicaragua, S.A.	232	57
Others	1,282	596
Total	367,447	338,419

Amount due to related parties (current portion) as of December 31:

US$ ‘000	2020	2019
MIC, S.A (i)	196,430	3,594
Miffin Associates Corp (i)	164,232	6,341
Millicom Cable Costa Rica, S.A.	2,486	1,711
Millicom Spain, S.L.	1,163	287
Metrored Cable Honduras, S.A. de C.V.	327	223
Others	2,457	2,197
Total	367,095	14,353

(i) As of December 31, 2020, includes shareholders’ loans $350 million (MIC $192.5 millon and Miffin $157.5 million)

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

25.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

The following significant transactions were conducted with related parties for the years ended December 31:

US$ ‘000	2020	2019
Revenue (i)	341,563	321,690
Cost of sales and operating expenses (ii)	(235,274)	(233,701)

(i)	Mainly comprising airtime revenue, corporate transmissions and other revenue with Nexcel.

(ii)	Mainly composed by handset acquisition, network maintenance, site rental costs, airtime costs and other direct costs with Celution Corporation, Lark Capital Group and Las Azaleas, S.A.

Terms and conditions of transactions with related parties

Outstanding balances at the year-end are unsecured (except for intercompany receivables amounting to $415,092 (2019: $653,375), operating receivables and payables with related parties do not generate interest) and are settled in cash. There have been no guarantees provided or received for any related party receivables or payables. For the year ended December 31, 2020 and 2019, the Group has not recorded any impairment of receivables relating to amounts owed by related parties. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

26.	FINANCIAL RISK MANAGEMENT

Terms, conditions and risk management policies

Exposure to interest rate, foreign currency, non-repatriation, liquidity and credit risks arise in the normal course of the Combined Group’s business. Financial risk management is performed at MIC Group level, where each of these risks are analyzed individually on a MIC Group consolidated level as well as on an interconnected basis. The MIC Group defines and implements strategies to manage the economic impact on the MIC Group’s performance in line with its financial risk management policy. MIC Group’s risk management strategies may include the use of derivatives. MIC Group’s policy is prohibiting the use of such derivatives in the context of speculative trading as presented in its financial statements.

Interest rate risk

Interest rate risk generally arises on borrowings. Borrowings issued at floating rates expose the Combined Group to cash flow interest rate risk. Borrowings issued at fixed rates expose the Combined Group to fair value interest rate risk. Since the bond and bank loans issuance (see note 16), the Combined Group’s exposure to risk of changes in market interest rates relates to fair value interest rate risk only.

The table below summarizes, as of December 31, 2020, the Combined Group’s fixed rate debt:

US$ ‘000, except percentages	Amounts due within
	1 year	1-2 year	2-3 years	3-4 years	4-5 years	>5 years	Total
Fixed rate	—	—	—	—	281,889	131,515	413,404
Weighted average nominal interest rate	—	—	—	—	6.544%	5.811%	6.311%

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

26.	FINANCIAL RISK MANAGEMENT (Continued)

The table below summarizes, as of December 31, 2019, the Combined Group’s fixed rate debt:

US$ ‘000, except percentages	Amounts due within
	1 year	1-2 year	2-3 years	3-4 years	4-5 years	>5 years	Total
Fixed rate	—	—	—	—	790,616	138,592	929,208
Weighted average nominal interest rate	—	—	—	—	6.875%	7.167%	6.919%

Foreign currency risk

The Combined Group operates in Guatemala and is exposed to foreign exchange risk arising from the currency exposure in Guatemala Quetzal. Foreign exchange risk arises from future commercial transactions and recognized assets and liabilities.

Foreign currency risk (continued)

Foreign currency risk management is performed at MIC Group level. The MIC Group seeks to reduce its foreign currency exposure through a policy of matching, as far as possible, assets and liabilities denominated in foreign currencies. In some cases, the Combined Group may borrow in US Dollars where it is either commercially more advantageous for subsidiaries to incur debt obligations in US Dollars or where US Dollar denominated borrowing is the only funding source available to a subsidiary. In these circumstances, the MIC Group accepts the remaining currency risk associated with financing its subsidiaries, principally because of the relatively high cost of forward cover, when available, in the currencies in which the MIC Group operates.

At December 31, 2020, if the US Dollar had weakened/strengthened by 10% against the Quetzal and all other variables held constant, then profit before tax would have increased/decreased by $48 million, and $39 million, respectively (2019: $48 million and $39 million, respectively). This increase/decrease in profit before tax would have mainly been as a result of the revaluation of the debts from US Dollar to Quetzal.

Credit and counterparty risk

Financial instruments that potentially subject the Combined Group to credit risk are primarily cash and cash equivalents, letters of credit, trade receivables, amounts due from shareholders, supplier advances and other current assets. Counterparties to agreements relating to the Combined Group’s cash and cash equivalents and letters of credit are with reputable financial institutions.

Combined Group management does not believe there are significant risks of non-performance by these counterparties. Combined Group management has taken steps to diversify its banking partners and is managing the allocation of deposits across banks so that the Combined Group’s counterparty risk with a given bank stays within limits which have been set based on each bank credit rating to avoid any significant exposure to a specific party.

A large portion of turnover comprises prepaid airtime. For customers for whom telecom services are not prepaid, each combined entity follows risk control procedures to assess the credit quality of the customer, taking into account its financial position, past experience and other factors.

Accounts receivable are mainly derived from balances due from other telecom operators or business-to-business customers. Credit risk of other telecom operators is limited due to the regulatory nature of the telecom industry, in which licenses are normally only issued to credit worthy companies. Credit checks are being performed for business-to-business customers. The Combined Group maintains a provision for impairment of trade receivables based upon expected collectability of all trade receivables.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

26.	FINANCIAL RISK MANAGEMENT (Continued)

As the Combined Group has a number of dispersed customers, there is no significant concentration of credit risk with respect to trade receivables.

Liquidity risk

Liquidity risk management is performed at the MIC Group level. Liquidity risk is defined as the risk that an entity will encounter difficulty in meeting obligations associated with financial liabilities. The MIC Group has incurred significant indebtedness but also has significant cash balances. The MIC Group evaluates its ability to meet its obligations on an ongoing basis using a recurring liquidity planning tool. This tool considers the operating net cash flows generated from its operations and the future cash needs for borrowing, interest payments, dividend payments and capital and operating expenditures required in maintaining and developing its operating businesses.

The Combined Group borrowings are concentrated to four bank loans (note 16). Combined Group management believes that there is sufficient liquidity available to meet ongoing liquidity needs.

Liquidity risk (continued)

The tables below summarize the maturity profile of the Combined Group’s net financial liabilities:

Year ended December 31, 2020

US$ ‘000	Less than 1 year	1 to 5 years	>5 years	Total
Other debt and financing (see note 16)	—	—	413,404	413,404
Lease liabilities (see note 2.22)	24,035	124,828	80,427	229,290
Future interest commitments on debt	26,090	104,362	13,360	143,812
Future interest commitments on leases	22,383	44,235	16,461	83,079
Trade payables (excluding accruals) (see note 17 and 18)	41,592	—	—	41,592
Other financial liabilities (including accruals) (see note 17, 19 and 25)	437,235	—	—	437,235
Net financial liability	551,335	273,425	523,652	1,348,412

Year ended December 31, 2019

US$ ‘000	Less than 1 year	1 to 5 years	>5 years	Total
Other debt and financing (see note 16)	—	790,616	138,592	929,208
Lease liabilities (see note 2.23)	20,592	116,701	105,275	242,568
Future interest commitments on debt	64,921	229,908	2,276	297,105
Future interest commitments on leases	19,853	56,676	27,504	104,033
Trade payables (excluding accruals)	58,072	—	—	58,072
Other financial liabilities (including accruals)	106,769	—	—	106,769
Net financial liability	270,207	1,193,901	273,647	1,737,755

Capital management

Capital management is performed at the MIC Group and Miffin Associates Corp. levels. The primary objective of MIC Group’s capital management is to ensure that it maintains a strong credit rating and healthy capital ratios in order to support its business and maximize shareholder value. The MIC Group and Miffin Associates Corp. manage their capital structure and make adjustments to it, in light of changes in economic conditions.

Tigo Guatemala Companies – Combined Financial Statements

As of December 31, 2020 and 2019 and for the years ended December 31, 2020 and 2019

27.	FINANCIAL INSTRUMENTS

The fair value of the Combined Group’s financial instruments is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value measurement hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

Fair value measurement hierarchy (continued)

At December 31, 2020 and 2019, the Combined Group does not own any financial instruments that are measured at fair value.

The fair value of all financial assets and all financial liabilities except debt and financing, approximate their carrying value largely due to the short-term maturities of these instruments. Refer to note 16 for further details on fair value of debt and financing. The fair value of the bonds has been determined based on their market price (level 1). The fair values of other debt and financing have been estimated by the Combined Group management based on discounted future cash flows at market interest rates (level 2).

28.	SUBSEQUENT EVENT

During July, 2021 the Combined Group acquired a cable business of Ares Project for $3.3 million. The business acquisition included 100% of the customer list, network infrastructure and operating assets of the entities. The acquisition was made considering its strategic region location, for both its economic and its platform for convergence which will serve to penetrate the Combined Group brand at country level and thereby increase the subscribers and the network infrastructure.

During 2021, the entities of the Combined Group had declared dividends related to 2020 retained profits of $366 million.

On November 1, 2021, the Company experienced a Security Incident related to Ransomware which mostly affected its back-office functions, but not the regular service of the Company to its customers nor the financial accounting systems. The incident is still under investigation; however, the Company does not believe it has had or will have a significant impact on its operations or its financial statements.

On November 12, 2021, Millicom acquired the remaining 45% equity interest in its joint venture business in Guatemala (collectively, “Tigo Guatemala”) from Miffin for $2.2 billion in cash. As a result, Millicom owns 100% equity interest in Tigo Guatemala.

On December 10, 2021, the Combined Group acquired new local bank loans for Q1,450 million ($187.6 million using the December 10, 2021 GTQ/USD exchange rate of 7.73) with term ranging from four to five years and with an effective interest rate of 6%.

****

Item 2

Tigo Guatemala Companies

Unaudited Interim Condensed Combined Financial Statements

As of September 30, 2021 and December 31, 2020

and for the nine-month periods ended

September 30, 2021 and 2020

January 22, 2022

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

Unaudited interim condensed combined income statements for the nine-month periods ended September 30, 2021 and 2020

US$ ‘000	Notes	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Revenue from contracts with customers	4	1,190,224	1,104,887
Cost of sales.		(263,728)	(269,281)
Gross profit.	4	926,496	835,606
Operating Expenses		(280,399)	(267,631)
Depreciation & amortization		(178,692)	(177,672)
Other operating income (expenses), net		(1,003)	(2,135)
Operating profit	4	466,402	388,168
Interest expense (i)		(42,780)	(102,409)
Interest and other financial income		6,639	15,114
Foreign exchange gain (loss), net		(515)	(7,778)
Profit before taxes		429,746	293,095
Charge for taxes, net		(67,355)	(62,579)
Net profit for the period		362,391	230,516

(i)	Interest expense is lower in the 9 month-period ended September 30, 2021 compared to same period last year as a result of the early redemption of the Senior Notes in November 2020 (see note 8). Last year also included the provision for the redemption premium fee of $18 million and remaining amortized costs of $7.7 million.

The accompanying notes are an integral part of these combined financial statements.

 2

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

Unaudited interim condensed combined statements of comprehensive income for the nine-month periods ended September 30, 2021 and 2020

US$ ‘000	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Net profit for the period.	362,391	230,516
Other comprehensive income, net of tax:
Item that may be reclassified to the income statement in subsequent periods
Exchange differences on translation of operations to the US dollars reporting currency	5,282	2,695
Total comprehensive income for the period.	367,673	233,211

The accompanying notes are an integral part of these combined financial statements.

 3

Tigo Guatemala – Unaudited Interim Condensed Combined Financial Statements

As of September 30, 2021 and December 31, 2020

Unaudited interim condensed combined statements of financial position as of September 30, 2021 and December 31, 2020

US$ ‘000	Notes	September 30, 2021	December 31, 2020
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	6	290,189	279,443
Property, plant and equipment, net	7	540,450	533,175
Right of use assets, net		186,287	214,785
Contract costs, net		2,283	2,146
Deferred tax assets		26,232	25,275
Amounts due from related parties	8	10	50,010
Income tax assets		5,453	4,134
Supplier advances for capital expenditure		20,388	7,327
Other non-current assets		2,782	2,793
TOTAL NON-CURRENT ASSETS		1,074,074	1,119,088

CURRENT ASSETS
Inventories		36,076	25,767
Trade receivables, net		44,281	51,748
Contract assets, net		52,545	58,333
Amounts due from related parties	8	81,992	367,447
Prepayments		6,887	3,803
Other current assets		30,469	23,812
Restricted cash	9	6,910	7,105
Cash and cash equivalents	9	197,336	188,542
TOTAL CURRENT ASSETS		456,496	726,557
TOTAL ASSETS		1,530,570	1,845,645

The accompanying notes are an integral part of these combined financial statements.

 4

Tigo Guatemala – Unaudited Interim Condensed Combined Financial Statements

As of September 30, 2021 and December 31, 2020

Unaudited interim condensed combined statements of financial position as of September 30, 2021 and December 31, 2020 (Continued)

US$ ‘000	Notes	September 30, 2021	December 31, 2020
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		8,219	8,219
Equity contribution reserve		13,143	13,070
Other reserves		91,559	86,277
Retained earnings		468,080	471,791
TOTAL EQUITY		581,001	579,357

LIABILITIES
Non-current liabilities
Other debt and financing	10	416,621	413,404
Lease liabilities		174,531	205,255
Provisions and other non-current liabilities		54,143	51,018
Deferred tax liabilities		10,633	11,002
Total non-current liabilities		655,928	680,679

Current liabilities
Lease liabilities.		28,604	24,035
Amounts due to related parties	8	54,229	367,095
Payables and accruals for capital expenditure		37,656	32,464
Trade payables		29,629	25,660
Accrued interest and other expenses		64,360	53,608
Current income tax liabilities		17,114	14,914
Contract liabilities.		34,153	35,959
Provisions and other current liabilities		27,896	31,874
Total current liabilities		293,641	585,609
TOTAL LIABILITIES		949,569	1,266,288
TOTAL EQUITY AND LIABILITIES		1,530,570	1,845,645

The accompanying notes are an integral part of these combined financial statements.

 5

Tigo Guatemala – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

Unaudited interim condensed combined statements of cash flows for the nine-month periods ended September 30, 2021 and 2020

US$ ‘000	Notes	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Cash flows from operating activities:
Profit before taxes		429,746	293,095
Adjustments to reconcile to net cash:
Interest expense		42,780	102,409
Interest and other financial income		(6,639)	(15,114)
Foreign exchange loss		515	7,778
Adjustments for non-cash items:
Depreciation and amortization	4	178,692	177,672
Loss on disposal and impairment of assets	4	1,297	1,723
Share-based compensation	5	73	263
		646,464	567,826
Decrease/(increase) in trade receivables, prepayments, contract assets and other current assets		10,945	(11,067)
(Increase)/decrease in inventories		(10,167)	7,139
Increase in trade payables, contract liabilities, and other payables		12,890	23,858
Changes in working capital		13,668	19,930
Interest paid on debt and other financing		(29,017)	(63,273)
Interest paid on leases		(13,742)	(15,317)
Interest received		19,475	16,729
Taxes paid		(68,596)	(60,121)
Net cash provided by operating activities		568,252	465,774
Cash flows from investing activities:
Purchase of property, plant and equipment	7	(136,027)	(126,433)
Purchase of intangible assets	6	(38,938)	(108,473)
Proceeds from sale of property, plant and equipment		258	205
Net increase in restricted cash		(195)	(1,099)
Net cash used by investing activities		(174,902)	(235,800)
Cash flows from financing activities:
Repayment of debt and other financing	8	(318,538)	—
Repayment of leases (capital component)		(20,075)	(19,865)
Income tax withheld on dividends paid		(18,276)	(18,061)
Payment of dividends	11	(25,124)	(21,718)
Loans granted to shareholders		-	(80,000)
Net cash used by financing activities		(382,013)	(139,644)
Exchange (loss)/gain on cash and cash equivalents, net		(2,543)	666
Net increase in cash and cash equivalents		8,794	90,996
Cash and cash equivalents at the beginning of the year		188,542	189,130
Cash and cash equivalents at the end of the period		197,336	280,126

The accompanying notes are an integral part of these combined financial statements.

 6

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

Unaudited interim condensed combined statements of changes in equity for the nine-month periods ended September 30, 2021 and 2020 and year ended December 31, 2020

US$ ‘000	Share capital (000's)	Equity Contribution Reserve (i) (000’s)	Other reserves (ii) (000’s)	Retained earnings (000’s)	Total equity (000's)
At December 31, 2019	8,219	12,781	90,817	483,817	595,634
Profit for the period…	—	—	—	230,515	230,515
Currency translation differences	—	—	(5,426)	—	(5,426)
Total comprehensive income for the period	—	—	(5,426)	230,515	225,089
Dividends	—	—	—	(362,497)	(362,497)
Share based compensation	—	263	—	—	263
At September 30, 2020	8,219	13,044	85,391	351,835	458,489
Profit for the period	—	—	—	119,956	119,956
Currency translation differences	—	—	886	—	886
Total comprehensive income for the period	—	—	886	119,956	120,842
Share based compensation	—	26	—	—	26
At December 31, 2020	8,219	13,070	86,277	471,791	579,357
Profit for the period	—	—	—	362,391	362,391
Currency translation differences	—	—	5,282	—	5,282
Total comprehensive income for the period	—	—	5,282	362,391	367,673
Dividends (iii)	—	—	—	(366,102)	(366,102)
Share based compensation	—	73	—	—	73
At September 30, 2021	8,219	13,143	91,559	468,080	581,001

(i)	Equity contribution reserve is made up only of share-based compensation expense.

(ii)	Other reserves include legal reserves of $86 million and currency translation differences as of September 30, 2021. Legal reserves are not distributable.

(iii)	Dividends – see note 11.

The accompanying notes are an integral part of these combined financial statements.

 7

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

Notes to the unaudited interim condensed combined financial statements for the nine-month periods ended September 30, 2021 and 2020

1.	ORGANIZATION

The combined financial statements are composed of ten companies (the “Combined Group”, “Tigo Guatemala” ) as detailed in the table below:

Name of the company	Country

Comunicaciones Celulares, S.A.	Guatemala
Comunicaciones Corporativas, S.A...	Guatemala
Servicios especializados en Telecomunicaciones, S.A.	Guatemala
Distribuidora de Comunicaciones de Occidente, S.A.	Guatemala
Distribuidora Central de Comunicaciones, S.A.	Guatemala
Distribuidora de Comunicaciones de Oriente, S.A.	Guatemala
Distribuidora Internacional de Comunicaciones, S.A.	Guatemala
Servicios Innovadores de Comunicación y Entretenimiento, S.A..	Guatemala
Navega.com, S.A...	Guatemala
Cloud2Nube, S.A.	Guatemala

In January 2014, the Comcel Trust also comprised by the same entities of Tigo Guatemala, issued a bond of $800 million which was guaranteed by Comunicaciones Celulares, S.A. and was listed on the Luxembourg Stock Exchange. In accordance with IFRS, the Comcel Trust was consolidated within the combined Tigo Guatemala. With the proceeds of this bond, Comunicaciones Celulares, S.A. entered into a senior unsecured loan (“the Loan”) with Credit Suisse AG, Cayman Islands Branch. The proceeds of the bond were used by the Comcel Trust to purchase a 100% participation interest in the Loan pursuant to a credit and guarantee.

On November 18, 2020, Comcel Trust board of directors decided to redeem the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024. The redemption was officially announced on October 1, 2020 at a redemption price equal to 102.292% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest of $16 million, resulting in an aggregate amount of $834 million settled on November 18, 2020. As a result of the redemption, the Comcel Trust was terminated on November 18, 2020 and thereupon removed from the Trust register.

The early repayment of the Senior Notes described beforehand was financed by a mix of cash, shareholders´ loans for $350 million for one-year term with a fixed interest rate of 4%, and loans with local banks for Q2,155 million (approximately $276.5 million) with terms ranging from three to seven years, and with an effective interest rate of 5.97%.

The Combined Group provides mobile and data telephony services, corporate solutions, fixed-line broadband, fixed-line telephone, cable TV and mobile financial services to retail and business customers in Guatemala.

All Tigo Guatemala entities have registered offices located at Km 9.5 Carretera a El Salvador, Plaza Tigo Sta. Catarina Pinula, Guatemala. They are owned jointly by Millicom Group (“MIC Group”), whose ultimate holding company is Millicom International Cellular S.A. (“MIC”) and by Miffin Associates Corp., together the “Combined Group owners”.

The Combined Group shareholders are Millicom Group and Miffin which own respectively 55% and 45% interests in each of the Tigo Guatemala. Those entities form one single business in substance as all the entities have one single common Management. The Combined Group is governed by a shareholders’ agreement. On November 11, 2021, Millicom signed an agreement to acquire the remaining 45% equity interest in its joint venture business in Tigo Guatemala from Miffin, as a result, Millicom will own a 100% equity interest in Tigo Guatemala.

 8

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES

The representatives to the Board of Directors (“Board”) of Comunicaciones Celulares, S.A. and the other Tigo Guatemala have authorized for issue these combined financial statements on January 22, 2022.

These interim condensed combined financial statements of the Combined Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board. In the opinion of Management, these unaudited condensed interim combined financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. The Combined Group’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited condensed interim combined financial statements should be read in conjunction with the audited combined financial statements for the year ended December 31, 2020. These unaudited condensed interim combined financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2020 combined financial statements, except for the changes described below.

COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on our business unit

During the first nine months of 2021, economic activity continued to recover in our market, as most countries continued to ease lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth year-on-year. During this period, the country experienced spikes in the number of COVID cases during the period, but government generally refrained from imposing strict lockdowns, choosing instead to use curfews, which had a negligible effect on commercial activity.

As of September 30, 2021, and for the nine-month period ended September 30, 2021, Management did not identify any significant adverse accounting effects as a result of the pandemic.

New and amended IFRS standards

The following changes to standards have been adopted by the Combined Group and did not have any significant impact on the Combined Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendment to IFRS 16, “Leases” - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. While the Combined Group has implemented this amendment already in 2020, the IASB (in March 2021) extended its initial application beyond June 30, 2021, by one additional year.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate. The main relief provided by the Phase 2 amendments that is relevant to the Combined Group relate to:

•	Changes to contractual cash flows, that is, when changing the basis for determining contractual cash flows for financial assets and liabilities required by the reform this will not result in an immediate gain or loss in the income statement but in an update of the effective interest rate (or an update in the discount rate to remeasure the lease liability as a result of the IBOR reform).

 9

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

2.	SUMMARY OF COMBINATION AND ACCOUNTING POLICIES (Continued)

The following changes to standards not yet effective are not expected to materially affect the Combined Group:

Amendments effective for annual periods starting on January 1, 2022:

•	IFRS 3 “Business Combinations” - Reference to Conceptual Framework.

•	IAS 16 “Property, Plant and Equipment” - Proceeds before intended use.

•	IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” - Cost of fulfilling a contract.

•	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

Amendments effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU):

•	Amendments to IAS 1, “Presentation of Financial Statements”: These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The IASB also issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements.

•	IFRS 17, “Insurance contracts”, including amendments.

•	IAS 8, “Accounting Policies, Changes in Accounting Estimates and Errors” - Definition of accounting estimates.

The following changes to standards are effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU) and their potential impact on the Combined financial statements is currently being assessed by Management:

•	Amendments to IAS 12, “Income Taxes: Deferred tax related to assets and liabilities arising from a Single Transaction” - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transitions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognizing deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented.

3.	ACQUISITIONS OF BUSINESS

During the nine-month period ended September 30, 2021 the Combined Group acquired a cable business of Ares Project for $3.3 million.

During the nine-month period ended September 30, 2020 the Combined Group acquired a cable business of Alexa Project for $2.3 million.

Both business acquisitions included 100% of the customer list, network infrastructure and operating assets of the entities. The acquisitions were made considering its strategic region location, for both its economic and its platform for convergence which will serve to penetrate the Combined Group brand at country level and thereby increase the subscribers and the network infrastructure.

These acquisitions were not material to the Combined Group for the nine month periods ended September 30, 2021 and 2020.

 10

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

4.	BREAKDOWN OF OPERATING PROFIT

The gross profit and operating profit of the Combined Group can be summarized as follows:

US$ ‘000	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Airtime revenue	822,243	779,909
Telephone and equipment	171,205	166,990
Home subscriptions	131,975	97,763
Data links	38,396	38,067
Other revenue	26,405	22,158
Revenue from contracts with customers	1,190,224	1,104,887
Cost of rendering telecommunication services	(263,728)	(269,281)
Gross profit	926,496	835,606
Depreciation and amortization (see notes 6 and 7)	(178,692)	(177,672)
Dealer commissions	(70,733)	(68,564)
Employee related costs (see note 5)	(54,401)	(53,647)
Sites and network maintenance	(50,690)	(47,922)
External services	(31,080)	(26,459)
Other expenses	(22,139)	(22,454)
Phone subsidies	(19,887)	(21,212)
Advertising and promotion	(19,499)	(16,216)
Other fees and costs	(11,287)	(11,190)
Loss on disposal and impairment of assets, net	(1,297)	(1,723)
Low value and short-term leases expense	(389)	(379)
Operating profit	466,402	388,168

5.	EMPLOYEE RELATED COSTS

Employee related costs are comprised of the following:

US$ ‘000	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Wages and salaries	(55,095)	(53,992)
Social security	(3,470)	(3,329)
Other employee related costs	(2,279)	(2,426)
Share based compensation	(73)	(263)
Capitalized employee related costs	6,516	6,363
Total	(54,401)	(53,647)

 11

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

6.	INTANGIBLE ASSETS

The following table provides details of cash used for the purchase of intangible assets:

US$ ‘000	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Additions (i)	35,068	98,469
Decrease in payables for intangible assets	3,870	10,004
Cash used for the purchase of intangible assets	38,938	108,473

(i) Main variance comes from the spectrum acquisition (2020: $83 million; 2019: $14.5)

The charge for amortization of intangible assets for the nine-month period ended September 30, 2021 was $26 million (September 30, 2020: $24 million).

During the nine-month period ended September 30, 2021, Tigo Guatemala Companies did not receive any proceeds from disposal of intangible assets (September 30, 2020: nil).

7.	PROPERTY, PLANT AND EQUIPMENT

The following table provides details of cash used for the purchase of property, plant and equipment:

US$ ‘000	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Additions	131,906	108,879
Change in suppliers’ advances	13,071	4,949
Change in payables for property, plant and equipment	(8,950)	12,605
Cash used for the purchase of property, plant and equipment	136,027	126,433

The charge for depreciation on property, plant and equipment for the nine-month period ended September 30, 2021 was $153 million (September 30, 2020: $154 million).

During the nine-month period ended September 30, 2021, Tigo Guatemala Companies received $258 thousand in cash from disposal of property, plant and equipment (September 30, 2020: $205 thousand).

8.	RELATED PARTY TRANSACTIONS AND BALANCES

Millicom Group subsidiaries

The Combined Group receives business support and financing from various Millicom Group entities including MIC the ultimate holding company Millicom International 2 NV (“MIC 2NV”) and Millicom International Operations S.A. (“MIO S.A.”). The Combined Group also recharges to other Millicom Group entities certain services performed on their behalf.

The receivable balance with MIC II NV as of September 30, 2021 represents loans to shareholders that are due in 2022, at the latest.

 12

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

8.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

Miffin Associates Corp (“Miffin”)

The receivable balance with Miffin as of September 30, 2021 represents loans to shareholders that are due in 2022, at the latest.

Transactions with Miffin shareholders represent recurring commercial operations such as purchase of handsets, lease of buildings and sites and sale of airtime.

The following transactions were conducted with related parties during the nine-month period ended September 30, 2021 and September 30, 2020:

US$ ‘000	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Costs & Operating Expenses
Purchases of goods and services (Miffin)	160,274	166,655
Purchase of goods and services (MIC)	730	892
Purchases of goods and services (Other)	6,710	6,300
Total…...….	167,714	173,847

US$ ‘000	Nine months ended September 30, 2021	Nine months ended September 30, 2020
Revenue
Sale of goods and services (Miffin)	268,136	238,177
Sale of goods and services (MIC)	3,557	7,758
Sale of goods and services (Other)	4,527	3,234
Total	276,220	249,169

As of September 30, 2021 the Combined Group had the following balances with related parties:

US$ ‘000	As of September 30, 2021	As of December 31, 2020
Assets
Millicom International II NV (i)	42,503	229,192
Miffin Associates Corp (i)	34,775	185,900
MIC S.A.	1,630	368
Newcom Nicaragua, S.A.	291	232
Navega, S.A. de C.V.	133	473
Others	2,670	1,292
Total	82,002	417,457

(i) During 2021, there was no upstream dividend due to shareholders loans received at the end of 2020 and which were repaid partially during 2021, see below.

 13

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

8.	RELATED PARTY TRANSACTIONS AND BALANCES (Continued)

US$ ‘000	As of September 30, 2021	As of December 31, 2020
Liabilities
Miffin Associates Corp (i)	43,913	164,232
Millicom International II N.V. (i)	1,815	196,430
Millicom Cable Costa Rica	2,771	2,486
Millicom Spain, S.L	2,207	1,163
Navega, S.A. de C.V.	93	327
Others	3,430	2,457
Total	54,229	367,095

(i) The shareholders’ loan received at the end of last year was partially reimbursed during 2021 for $318.5 million. As of September 30, 2021, the remaining balance of the shareholders’ loan amounts to $31.5 million.

9.	CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Restricted cash comprised:

US$ ‘000	As of September 30, 2021	As of December 31, 2020
Restricted cash in GTQ	6,910	7,105
Total restricted cash	6,910	7,105

Restricted cash mainly refers to cash within the mobile financial services business, which is restricted in accordance with local regulations.

Cash and cash equivalents comprised:

US$ ‘000	As of September 30, 2021	As of September 30, 2020
Cash and cash equivalents in U.S. dollars	134,862	107,170
Cash and cash equivalents in GTQ	62,474	81,372
Total cash and cash equivalents	197,336	188,542

Cash and short-term deposits in the statement of financial position comprise cash at banks and on hand and short-term deposits with a maturity of three months or less, which are subject to an insignificant risk of changes in value. For the purpose of the combined statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above, net of outstanding bank overdrafts as they are considered an integral part of the Group´s cash Management.

 14

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

10.	OTHER DEBT AND FINANCING

Analysis of debt and other financing by maturity

The total amount of debt and financing is repayable as follows:

US$ ‘000	As of September 30, 2021	As of December 31, 2020
Amounts due within 4 to 5 years	284,083	281,889
Amounts due after five years	132,538	131,515
Total debt	416,621	413,404

No borrowings are due within one year.

On June 19, 2020, Comunicaciones Celulares, S.A. ("Comcel") entered into a credit agreement with Banco Industrial for GTQ 500 million (approximately $64 million using the exchange rate as of December 31, 2020) for a 5-year term.

On November 18, 2020, Comcel redeemed the $800 million aggregate principal amount of its outstanding 6.875% Senior Notes due 2024 (see note 1). The early repayment of the Senior Notes was financed by a mix of cash, shareholders’ loans for $350 million for one-year term with a fixed interest rate of 4%, and loans from local banks for Q2,155 million (approximately $276.5 million) with terms ranging from three to seven years, and with an effective interest rate of 5.97%.

11.	DIVIDENDS

The ability of the Combined Group to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds. During 2021, the entities of the Combined Group had declared dividends related to 2020 retained profits of $366 million (2020: $362 million).

US$ ‘000	2021	2020
Dividends offset with accounts receivable from related parties	322,695	322,381
Payment of dividends	25,124	21,718
Income tax withheld on dividends paid	18,276	18,061
Exchange rate movement	7	338
Total	366,102	362,497

12.	COMMITMENTS AND CONTINGENCIES

Litigation and legal risks

The Tigo Guatemala are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As of September 30, 2021 and December 31, 2020, an amount of $51 thousands has been accrued for these claims in the combined statements of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these claims, the ultimate outcome of these contingencies is not anticipated to have a material effect on the Combined Group’s financial position and operations.

 15

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

12.	COMMITMENTS AND CONTINGENCIES (Continued)

Tax claims

As of September 30, 2021, Navega.Com, S.A. is disputing through an administrative process an adjustment made by the Tax Authorities in regards with the goodwill amortization of approximately $22.9 million related with business combinations completed in 2011 with an effective date on January 1, 2012. Even though the administrative process has been initiated at the Supreme Court, the Tax Authorities have requested that the attorney general’s office investigate this matter through a criminal prosecution. The criminal court dismissed the criminal prosecution. Although this resolution could be appealed by the tax authorities, due to the favourable resolution from the criminal court and the Company’s current assessment of the case, no provision has been deemed necessary at September 30, 2021.

In 2007 the tax authorities made an adjustment regarding the stamp tax on dividend distributions made by Comunicaciones Celulares S. A, to its shareholders in that year. The tax position resulting from the adjustment has been resolved in different ways by the courts, sometimes in favor of the tax payers but in recent years in favor of the tax authorities. Taking in consideration the latest jurisprudence, management decided to recognize in June 2020 a provision for $7.3 million. Such provision includes the total adjustment plus a portion of fines and interest and represents management’s best estimate of the outcome. This case is in the judicial phase at the Guatemalan Supreme Court.

Capital commitments

As of September 30, 2021, the Combined Group had fixed commitments to purchase network equipment, land and buildings and other fixed assets for $75 million (2020: $93 million), from various suppliers.

13.	FINANCIAL INSTRUMENTS

The fair value of the Combined Group’s financial instruments is included at the amount at which the instrument could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale.

Fair value measurement hierarchy

IFRS 7 requires for financial instruments that are measured in the statement of financial position at fair value, the disclosure of fair value measurements by level of the following fair value measurement hierarchy:

•	Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

•	Level 2 - Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

•	Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The fair value of all financial assets and all financial liabilities except debt and financing, approximate their carrying value largely due to the short-term maturities of these instruments. For further details on fair value of debt and financing. The fair value of the bonds has been determined based on their market price (level 1).

 16

Tigo Guatemala Companies – Unaudited Interim Condensed Combined Financial Statements

For the nine-month period ended September 30, 2021 and 2020

13.	FINANCIAL INSTRUMENTS (Continued)

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as of September 30, 2021 and December 31, 2020:

	Carrying Value		Fair Value
US$ ‘000	September 30, 2021 (unaudited)	December 31, 2020 (audited)	September 30, 2021 (unaudited)	December 31, 2020 (audited)
FINANCIAL LIABILITIES
Other debt and financing…	416,621	413,404	416,280	413,404

There was no transfer between Level 1 and Level 2 fair value measurements during the period, and no transfer into or out of Level 3 fair value measurements during the nine months ended 30 September 2021.

14.	SUBSEQUENT EVENT

On November 12, 2021, Millicom acquired the remaining 45% equity interest in its joint venture business in Guatemala (collectively, “Tigo Guatemala”) from Miffin for $2.2 billion in cash. As a result, Millicom owns 100% equity interest in Tigo Guatemala since that date.

On November 1, 2021, the Company experienced a Security Incident related to Ransomware which mostly affected its back-office functions, but not the regular service of the Company to its customers nor the financial accounting systems. The incident is still under investigation; however, the Company does not believe it has had or will have a significant impact on its operations or its financial statements.

On December 10, 2021, the Combined Group acquired new local bank loans for Q1,450 million ($187.6 million using the December 10, 2021 GTQ/USD exchange rate of 7.73) with term ranging from four to five years and with an effective interest rate of 6%.

****

 17

Item 3

Millicom International Cellular S.A.

Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

March 1, 2022

Millicom International Cellular S.A. – Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

INTRODUCTION

On November 12, 2021, Millicom announced that it had closed the previously-announced agreement to acquire the remaining 45% equity interest it did not already own in its joint venture business in Guatemala, which includes ten entities that comprise our operations in Guatemala, including Comunicaciones Celulares, S.A., Comunicaciones Corporativas, S.A., Servicios especializados en Telecomunicaciones, S.A., Distribuidora de Comunicaciones de Occidente, S.A., Distribuidora Central de Comunicaciones, S.A., Distribuidora de Comunicaciones de Oriente, S.A., Distribuidora Internacional de Comunicaciones, S.A., Servicios Innovadores de Comunicación y Entretenimiento, S.A., Navega.com, S.A. and Cloud2Nube, S.A. (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. Prior to the acquisition, Millicom accounted for Tigo Guatemala using the equity method. The following unaudited pro forma condensed combined financial information is based on Millicom’s historical consolidated financial statements and Tigo Guatemala’s historical combined financial statements as adjusted to give effect to the November 12, 2021 acquisition of the remaining 45% equity interest in Tigo Guatemala. The unaudited pro forma condensed combined statement of income for the year ended December 31, 2021 give effect to the acquisition as if it had occurred on January 1, 2021. Because Tigo Guatemala’s statement of financial position is consolidated with Millicom’s from the acquisition date, a pro forma statement of financial position has not been presented.

The transaction accounting adjustments for the acquisition consist of those necessary to account for the acquisition as if it had occurred on January 1, 2021. Millicom also entered into a Bridge Loan Agreement for $2.15 billion (the Bridge Loan) with a consortium of banks, which was used to fund the acquisition. The Bridge Loan bears a variable interest rate with a step up every three months and has a maturity period of six months, extendable for an additional six months. The initial costs of issuance amounted to $28 million. The adjustments related to the issuance of the Bridge Loan are shown in a separate column as “other transaction accounting adjustments.”

Basis of Presentation

The acquisition is being accounted for using the acquisition method of accounting in accordance with IFRS 3. The IFRS 3 acquisition method of accounting applies the fair value concepts defined in IFRS 13 - Fair Value Measurement (“IFRS 13”) and requires, among other things, most of the assets acquired and the liabilities assumed in a business combination to be recognized by the acquirer at their fair values as of the acquisition date. Any excess of the consideration transferred over the fair value of Tigo Guatemala’s assets acquired and liabilities assumed is recorded as goodwill. The earnings of the combined group will reflect the impacts of purchase accounting adjustments, including any changes in amortization and depreciation expense for acquired assets.

Fair value is defined in IFRS 13 as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It is possible the application of reasonable judgment could develop different assumptions resulting in a range of alternative estimates using the same facts and circumstances. The purchase accounting adjustments have not yet been completed. Millicom is currently determining the fair value of Tigo Guatemala’s identifiable assets and liabilities, however, this purchase accounting is still provisional as of the date hereof, particularly in respect of the evaluation of the tangible, intangible assets, right of use assets and lease liabilities. For the purpose of the valuation of the intangible assets (excluding goodwill), the provisional values are based on the current carrying values of tangible and intangible assets that were identified in 2016, at the time of Millicom’s deconsolidation of Tigo Guatemala and the commencement of the accounting for Tigo Guatemala under the equity method.

The completion of the purchase accounting adjustments, in which Tigo Guatemala’s assets acquired and liabilities assumed will be recognized at their respective fair values, with certain limited exceptions, will be finalized in the one year measurement period provided for by IFRS 3 and could result in significantly different valuations as well as differences in amortization, depreciation and other expenses, compared to those presented in the unaudited pro forma condensed combined financial information.

Millicom International Cellular S.A. – Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

The unaudited pro forma condensed combined financial information presented is derived from (i) the audited consolidated statement of income of Millicom for the year ended December 31, 2021 included in its Form 20-F filed with the Securities and Exchange Commission (SEC) on March 1, 2022 and (ii) Tigo Guatemala’s unaudited condensed combined statement of income for the period from January 1, 2021 to November 12, 2021, the acquisition date.

The historical consolidated financial statements of Millicom and the historical combined financial statements of Tigo Guatemala are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and in accordance with IFRS as adopted by the European Union. There are no differences between IFRS as issued by the IASB and IFRS as adopted by the European Union with respect to these consolidated financial statements.

The unaudited pro forma condensed combined financial information presented should be read in conjunction with the historical 2021 consolidated financial statements of Millicom as included in its Form 20-F, and the unaudited interim condensed combined financial statements as of and for the nine months ended September 30, 2021 and the audited combined financial statements of Tigo Guatemala for the year ended December 31, 2020, the accompanying notes thereto and the other information contained in this Form 6-K.

The unaudited pro forma condensed combined financial information is prepared in accordance with Article 11 of SEC Regulation S-X.

The unaudited pro forma condensed combined financial information is presented for illustrative purposes only and should not be considered to be an indication of the results of operations or financial position of the combined company following the acquisition. Further, unaudited pro forma condensed combined financial information does not necessarily reflect what the combined company’s financial condition or results of operations would have been had the acquisition and the related financing occurred on the dates indicated. It also may not be useful in predicting the future financial condition and results of operations of the combined company. Our actual financial condition and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors. The unaudited pro forma condensed combined financial information is based upon available information and certain assumptions that management believes are reasonable.

Millicom International Cellular S.A. – Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

Unaudited pro forma condensed combined statement of income for the year ended December 31, 2021

US$ in millions	Millicom Group for the year ended December 31, 2021	Tigo Guatemala for the period from January 1, 2021 to November 12, 2021	Transaction Accounting Adjustments (Note 2)		Other Transaction Accounting Adjustments (#3)	Pro Forma Statement of Income
			Impact of Equity Method Accounting Adjustment (#1)	Impact of Adjustment for Purchase Price Accounting (#2)
Revenue	4,617	1,373	—	—	—	5,990
Cost of sales	(1,302)	(300)	—	—	—	(1,601)
Gross profit	3,316	1,073	—	—	—	4,389
Operating expenses	(1,677)	(327)	—	—	—	(2,004)
Depreciation & Amortization	(1,196)	(192)	—	(77)	—	(1,465)
Share of net profit in Guatemala and Honduras	210	—	(183)	—	—	27
Other operating income (expenses), net	6	(1)	—	—	—	5
Operating profit	659	554	(183)	(77)	—	952
Interest expense	(531)	(45)	—	—	(65)	(641)
Interest income	23	4	—	—	—	28
Revaluation of previously held interests	670	—	—	—	—	670
Other non-operating income (expenses), net	(50)	—	—	—	—	(50)
Gains (losses) from other JVs and associates, net	(39)	—	—	—	—	(39)
Profit (loss) before tax	732	513	(183)	(77)	(65)	919
Net tax credit (charge)	(189)	(98)	—	—	—	(287)
Profit (loss) for the period from continuing operations	543	415	(183)	(77)	(65)	633
Non-controlling interests	48	—	—	—	—	48
Profit (loss) from discontinued operations	—	—	—	—	—	—
Net profit (loss) for the period	591	415	(183)	(77)	(65)	681
Attributable to:
Owners of the Company	591	—	—	—	—	681
Non-controlling interests	(48)	—	—	—	—	(48)
Earnings (loss) per common share for profit (loss) attributable to the owners of the Company:
Basic and diluted (US$ per common share)
From continuing operations	5.84	—	—	—	—	6.73
From discontinued operations	(0.00)	—	—	—	—	(0.00)
Total	5.84	—	—	—	—	6.73
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings (loss) per share	101,129	—	—	—	—	101,129

Millicom International Cellular S.A. – Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

Notes to the unaudited pro forma condensed combined statement of income for the year ended December 31, 2021

1.	PRELIMINARY PURCHASE ACCOUNTING

Millicom is currently determining the fair value of Tigo Guatemala identifiable assets and liabilities, however, this purchase accounting is still provisional as of the date hereof. For the purpose of the valuation of intangible assets (excluding goodwill), the provisional numbers are based on the current carrying values of tangible and intangible assets identified in 2016, at the time of Millicom’s deconsolidation of Tigo Guatemala and the commencement of the accounting for the investment under the equity method. The following table summarizes the preliminary allocation of the $2.2 billion purchase price as of November 12, 2021, the transaction’s closing date (in millions):

At acquisition date – November 12, 2021	Provisional Fair Values (100%) (US$ in millions)
Intangible assets (excluding goodwill)	1,294
Property, plant and equipment	547
Right of use assets	189
Other non-current assets	5
Current assets (excluding cash)	245
Trade receivables	42
Cash and cash equivalents	199
Total assets acquired	2,521
Lease liabilities	205
Other debt and financing	417
Other liabilities	280
Total liabilities assumed	901
Fair value of assets acquired and liabilities, assumed, net – A	1,620
Purchase consideration (45%) – B	2,195
Implied fair value (100% of business) – C	4,877
Carrying value of our investment in joint venture at acquisition date – D	2,013
Goodwill arising on change of control – B+D–A=E	2,588
Revaluation of previously held interests – C–B–D=F	670
Total provisional goodwill – E+F=G	3,258

Millicom International Cellular S.A. – Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

This preliminary purchase price allocation has been used to prepare the transaction accounting adjustments in the unaudited pro forma condensed combined statement of income. The final purchase price allocation will be determined when Millicom has completed the detailed valuations and necessary calculations as described in more detail in the explanatory notes below. The final allocation is expected to be completed within the one year measurement period and could differ materially from the preliminary allocation used in the transaction accounting adjustments. The final allocation may include changes based on new information with respect to (1) fair values of property, plant and equipment; (2)  allocations to intangible assets, such as brands and trademarks, customer relationships and spectrum licenses, as well as goodwill; and (3) other changes to assets and liabilities.

The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value ($2,683 million); the resulting gain of $670 million has been recognized in Millicom’s statement of income under the line "Revaluation of previously held interests". This revaluation is of a non-recurring nature.

2.	TRANSACTION ACCOUNTING ADJUSTMENTS

1)	This adjustment eliminates Millicom’s equity method share of net profit in Tigo Guatemala for the period from January 1, 2021 to November 12, 2021.

2)	As of the date hereof, the preliminary purchase price allocation is in the process of being completed. As a result, for the purpose of the valuation of the tangible and intangible assets (excluding goodwill), the provisional numbers are based on the current carrying values of intangible assets and tangible assets identified in 2016, at the time of the deconsolidation of Tigo Guatemala and the commencement of the accounting for Tigo Guatemala under the equity method. The following table shows, as of the date of the deconsolidation, the fair values of Tigo Guatemala’s assigned to them in connection with the deconsolidation and the subsequent aggregate depreciation and amortization of such assets through the year ended December 31, 2021:

US$ in millions	Initial Fair Value	Initial Estimated Useful Life in Years	Carrying Value as of December 31, 2021 (iii)	Annual 2021 Depreciation & Amortization Expense	Depreciation & Amortization Expense Already Recorded in the Millicom Group Statement of Income (i)	Incremental Amortization Expense
Brand	848	na (ii)	848	—	—	—
Customer lists	516	7 to 9	69	69	9	60
Licenses	315	17	167	15	2	13
Other tangible and intangible assets	26	8 to 10	5	3	0	3
Total	1,705	—	1,089	88	11	77

(i)	For the period from November 12, 2021 to December 31, 2021.

(ii)	Management concluded that the Tigo Guatemala brand has an indefinite useful life and currently expect that this will be the conclusion upon completion of the purchase price allocation.

(iii)	The $1,084 million carrying value of intangible assets and the $5 million carrying value of tangible assets shown in the table above are included within the $1,294 million of intangible assets and the $547 million of tangible assets which were consolidated on November 12, 2021 and which are shown under Note 1 above in the preliminary purchase price allocation table.

Millicom International Cellular S.A. – Unaudited Pro Forma Condensed Combined Statement of Income

For the year ended December 31, 2021

The preliminary estimates of fair value and useful lives will likely differ from final amounts Millicom will calculate after completing a detailed valuation analysis, and the differences could have a material effect on the accompanying unaudited pro forma condensed combined financial information. Had Millicom recorded the initial 2016 valuation of the intangible and tangible assets identified at the time of its deconsolidation of Tigo Guatemala, without reflecting accumulated depreciation and amortization, goodwill would have been reduced by $616 million and intangible and tangible assets would have been increased by the same amount.

An additional 10% change in the valuation of intangible and tangible assets in this table would cause annual amortization and depreciation expense to increase by approximately $7 million, assuming an overall weighted average useful life of 11.3 years, also assuming that the brand will continue to be classified as an indefinite life intangible asset. The incremental amortization expense and these fair value adjustments are not expected to have a tax effect as a result of the tax regime followed by the main Tigo Guatemala entities to which the intangible assets relate.

Management does not expect material fair value adjustments on other types of assets besides those already disclosed above.

3)	Millicom obtained short-term bridge financing of $2.15 billion (the “Bridge Loan”), with debt issuance costs of $28 million, just before the acquisition closing date of November 12, 2021. The Bridge Loan bears a variable interest rate with a step up every three months and has a maturity period of 6 months, extendable by Millicom in its discretion for an additional 6 months.

The adjustment to record interest expense assumes the Bridge Loan was obtained on January 1, 2021 and was outstanding for the entire year ended December 31, 2021. The average interest rate assumed for purposes of preparing this pro forma financial information is 2.41%. This rate factors in the one-month LIBOR of 0.16% on November 12, 2021 plus the various margins specified in the Bridge Loan agreement. Further, the adjustment assumes that the debt issuance costs will be fully amortized in the year ended December 31, 2021 given the maturity period of the Bridge Loan.

The following adjustments have been recorded as incremental Interest Expense:

US$ in millions	For the year ended December 31, 2021	Interest Expense Already Recorded in the Millicom Group’s Statement of Income (i)	Incremental Interest Expense
Estimated interest expense on Bridge Loan facility	52	5	47
Amortization of debt issuance costs associated with Bridge Loan facility	28	11	18
Other transaction accounting adjustments to interest expense………..	81	15	65

(i)	For the period from November 12, 2021 to December 31, 2021.

A 1/8 of a percentage point increase or decrease in the benchmark rate would result in a change in interest expense of approximately $2.7 million for the year ended December 31, 2021.

Item 4

Consent of Independent Auditors

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-234307) pertaining to the Long-Term Incentive Performance Share and Deferred Short-Term Incentive Share Programs of Millicom International Cellular S.A. of our report dated January 22, 2022, relating to the combined financial statements of Tigo Guatemala Companies as of and for the years ended December 31, 2020 and 2019 appearing in this Current Report on Form 6-K of Millicom International Cellular S.A.

/s/ Ernst & Young, S.A.

Guatemala City

March 1, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)

By:	/s/ Salvador Escalón
	Name:	Salvador Escalón
	Title:	Executive Vice President, General Counsel

Date: March 1, 2022